                                            Filed pursuant to Rule 424(b)(5)
                                            Registration No. 333-43333

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 19, 1998)
                               22,000,000 SHARES

                                  [TYCO LOGO]
                                 COMMON SHARES
                                 --------------
    All of the 22,000,000 Common Shares offered hereby are being sold by Tyco International Ltd. (the "Company"). Of the 22,000,000 Common Shares being offered hereby, 17,600,000 Common Shares are being offered for sale initially in the United States and Canada by the U.S. Underwriters and 4,400,000 Common Shares are being offered for sale initially in a concurrent offering outside the United States and Canada by the International Managers. The initial public offering price and the underwriting discount per share will be identical for both Offerings. See "Underwriting."
    The Common Shares are traded on the New York Stock Exchange under the symbol "TYC," on the London Stock Exchange under the symbol "TYI" and on the Bermuda Stock Exchange under the symbol "TYC." On March 2, 1998, the last sale price of the Common Shares, as reported on the New York Stock Exchange, was $50 3/4 per share. See "Price Range of Common Shares and Dividends."
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
      ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                PRICE TO          UNDERWRITING        PROCEEDS TO
                                                                 PUBLIC           DISCOUNT(1)          COMPANY(2)
Per Common Share.........................................        $50.75              $1.40               $49.35
Total(3).................................................    $1,116,500,000       $30,800,000        $1,085,700,000

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $1,000,000.
(3) The Company has granted the U.S. Underwriters and the International Managers options to purchase up to an additional 2,640,000 and 660,000 Common Shares, respectively, in each case exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $1,283,975,000, $35,420,000 and $1,248,555,000, respectively. See "Underwriting."
                               ------------------
    The Common Shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares will be made in New York, New York, on or about March 6, 1998.
                               ------------------
MERRILL LYNCH & CO.
                      CREDIT SUISSE FIRST BOSTON
                                             LEHMAN BROTHERS
                                                               J.P. MORGAN & CO.
                                  -----------

            The date of this Prospectus Supplement is March 2, 1998.

           [TYCO LOGO]

             PHOTOS FOR INSIDE FRONT COVER TO PROSPECTUS SUPPLEMENT

UPPER LEFT-HAND CORNER
DISPOSABLE AND SPECIALTY PRODUCTS

DISPOSABLE MEDICAL PRODUCTS.

LOWER LEFT-HAND CORNER
FLOW CONTROL

ASSORTMENT OF VALVES INCLUDING
NEOTECHA, ANVIL, GRINNELL AND MUELLER.

UPPER RIGHT-HAND CORNER
FIRE AND SECURITY SERVICES

FIRE PROTECTION PRODUCTS
INCLUDING EXTINGUISHERS,
HYDRANTS AND MONITORING
PANELS.

LOWER RIGHT-HAND CORNER
ELECTRICAL/ELECTRONICS

TYCO SUBMARINE SYSTEMS
FIBER OPTIC CABLES
AND PRINTED CIRCUIT BOARDS.

    Certain persons participating in the Offerings may engage in transactions that stabilize, maintain, or otherwise affect the price of the Common Shares. Such transactions may include stabilizing and the purchase of the Common Shares to cover syndicate short positions. For a description of these activities, see "Underwriting."

                         PROSPECTUS SUPPLEMENT SUMMARY

                                  THE COMPANY

    Tyco International Ltd. ("Tyco" or the "Company") is a diversified manufacturing and service company that, through its subsidiaries, operates in four segments: (i) the manufacture and distribution of disposable medical supplies and other specialty products, and the conduct of vehicle auctions and related services; (ii) the design, manufacture, installation and service of fire detection and suppression systems, and the installation, monitoring and maintenance of electronic security systems; (iii) the manufacture and distribution of flow control products; and (iv) the manufacture and distribution of electrical and electronic components, and the design, manufacture, installation and service of undersea cable communication systems.

    Tyco's strategy is to be the low-cost, high quality producer and provider in each of its markets. It promotes its leadership position by investing in existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of its existing operations and its business acquisitions, Tyco seeks to enhance shareholder value through increased earnings per share and strong cash flows.

    On July 2, 1997, a wholly-owned subsidiary of what was formerly called ADT Limited ("ADT") merged with Tyco International Ltd., a Massachusetts corporation ("Former Tyco"). Upon consummation of the merger, ADT (the continuing public company) changed its name to Tyco International Ltd. Former Tyco became a wholly-owned subsidiary of the Company and changed its name to Tyco International (US) Inc. ("Tyco US"). In addition, Tyco merged with INBRAND Corporation ("INBRAND") and Keystone International, Inc. ("Keystone") on August 27, 1997 and August 29, 1997, respectively. These combinations are collectively referred to as the "Mergers" and are more fully described in Notes 1 and 2 to the Consolidated Financial Statements contained in the Company's Transition Report on Form 10-K for the nine-month period ended September 30, 1997, incorporated herein by reference (the "Form 10-K"). In September 1997, the Company changed its fiscal year from December 31 to September 30. References to Fiscal 1997 are to the nine-month period ended September 30, 1997. References to 1996 and 1995 are to the corresponding calendar years.

    On February 27, 1998, the Company acquired from American Home Products Corporation its Sherwood-Davis & Geck division ("Sherwood") for $1.77 billion in cash. Sherwood, with annual revenues of approximately $1.0 billion, is a global manufacturer of medical and surgical devices, including catheters, needles and syringes, sutures, thermometers and other specialized disposable medical products.

    The Company is a Bermuda company. Its registered and principal executive offices are located at The Gibbons Building, 10 Queen Street, Suite 301, Hamilton HM 11, Bermuda, and its telephone number is (441) 292-8674. The executive office of Tyco International (US) Inc., the subsidiary that supervises the activities of the subsidiaries of the Company in North America, is located at One Tyco Park, Exeter, New Hampshire 03833, and its telephone number is (603) 778-9700.

                                 THE OFFERINGS

    The offering of 17,600,000 of the Company's common shares, par value $0.20 per share (the "Common Shares"), in the United States and Canada and the offering of 4,400,000 Common Shares outside the United States and Canada are collectively referred to herein as the "Offerings." Unless otherwise indicated, all information included in this Prospectus Supplement assumes the Underwriters' over-allotment options are not exercised.

Common Shares Offered by the Company.........  22,000,000 shares

Common Shares to be Outstanding after
  the Offerings(1)...........................  572,204,230 shares
Use of Proceeds..............................  The net proceeds to be received by the
                                               Company from the Offerings will be used to
                                               repay indebtedness incurred in connection
                                               with acquisitions. See "Use of Proceeds."
New York Stock Exchange Symbol...............  "TYC"
London Stock Exchange Symbol.................  "TYI"
Bermuda Stock Exchange Symbol................  "TYC"

------------------------

(1) Based on outstanding shares as of February 17, 1998.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following tables set forth summary consolidated financial data of the Company. The information presented for the three months ended December 31, 1997 and 1996 are unaudited and, in the opinion of management, includes all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of such data. The results for the three months ended December 31, 1997 are not necessarily indicative of the results to be expected for the full fiscal year. The summary consolidated financial data should be read in conjunction with the audited and unaudited Consolidated Financial Statements of the Company and related notes, incorporated herein by reference, and the information contained in "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Operating Results" included elsewhere herein. (All references in this Prospectus Supplement and the accompanying Prospectus to "$" are to U.S. dollars.)

                                                                         THREE MONTHS
                                                                            ENDED           NINE MONTHS        YEAR ENDED
                                                                         DECEMBER 31,          ENDED          DECEMBER 31,
                                                                     --------------------  SEPTEMBER 30,  --------------------
                                                                       1997       1996        1997(1)       1996      1995(2)
                                                                     ---------  ---------  -------------  ---------  ---------
                                                                          (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales..........................................................  $ 2,687.5  $ 2,232.1    $ 7,588.2    $ 8,103.7  $ 6,915.6
Cost of sales......................................................    1,791.7    1,528.8      5,102.6      5,475.2    4,665.3
Selling, general and administrative................................      500.9      444.8      1,534.9      1,656.5    1,495.4
Merger, restructuring and other non-recurring costs................     --          237.3        917.8        246.1       97.1
Charge for the impairment of long-lived assets.....................     --         --            148.4        744.7        8.2
Write off of purchased in-process research and development.........     --         --            361.0       --         --
                                                                     ---------  ---------  -------------  ---------  ---------
Operating income (loss)............................................      394.9       21.2       (476.5)       (18.8)     649.6
                                                                     ---------  ---------  -------------  ---------  ---------
Interest, net......................................................      (43.0)     (41.0)      (113.3)      (161.8)    (168.5)
Other income less expenses.........................................        7.5      118.4       --            119.4       (5.0)
                                                                     ---------  ---------  -------------  ---------  ---------
Income (loss) before income taxes and extraordinary
  items(3)(4)(5)...................................................      359.4       98.6       (589.8)       (61.2)     476.1
Income taxes.......................................................     (118.6)     (30.5)      (187.0)      (235.5)    (208.6)
                                                                     ---------  ---------  -------------  ---------  ---------
Income (loss) before extraordinary items...........................      240.8       68.1       (776.8)      (296.7)     267.5
Extraordinary items, net of taxes..................................       (0.9)      (2.6)       (58.3)        (8.4)     (12.4)
                                                                     ---------  ---------  -------------  ---------  ---------
Net income (loss)..................................................  $   239.9  $    65.5    $  (835.1)   $  (305.1) $   255.1
                                                                     ---------  ---------  -------------  ---------  ---------
                                                                     ---------  ---------  -------------  ---------  ---------
Basic earnings per share(6):
Income (loss) before extraordinary items...........................  $     .44  $     .14    $   (1.50)   $    (.62) $     .58
Extraordinary items, net of taxes..................................     --         --             (.11)        (.02)      (.03)
                                                                     ---------  ---------  -------------  ---------  ---------
Net Income (Loss)..................................................  $     .44  $     .14    $   (1.61)   $    (.64) $     .55
                                                                     ---------  ---------  -------------  ---------  ---------
                                                                     ---------  ---------  -------------  ---------  ---------
Diluted earnings per share(6):
Income (loss) before extraordinary items...........................  $     .43  $     .14    $   (1.50)   $    (.62) $     .57
Extraordinary items, net of taxes..................................     --           (.01)        (.11)        (.02)      (.03)
                                                                     ---------  ---------  -------------  ---------  ---------
Net Income (Loss)..................................................  $     .43  $     .13    $   (1.61)   $    (.64) $     .54
                                                                     ---------  ---------  -------------  ---------  ---------
                                                                     ---------  ---------  -------------  ---------  ---------
Cash dividends per common share(6)(7)..............................  $   0.025                  See (7) below.
                                                                     ---------
                                                                     ---------

------------------------

(1) In September 1997, the Company changed its fiscal year end from December 31 to September 30. Accordingly, the nine-month transition period ended September 30, 1997 is presented.

(2) Prior to the respective Mergers, ADT and Keystone had a December 31 fiscal year end and Former Tyco had a June 30 fiscal year end. The historical results have been combined using a December 31 fiscal year end for ADT, Keystone and Former Tyco for the year ended December 31, 1996. For 1995, the results of operations and financial position reflect the combination of ADT and Keystone with a December 31 fiscal year end and Former Tyco with a June 30 fiscal year end. Net sales and net income for Former Tyco for the period July 1, 1995 through December 31, 1995 (which results are not included in the historical combined results) were $2.46 billion and $136.4 million, respectively.

(3) Operating loss in Fiscal 1997 results include charges related to merger, restructuring and other non-recurring costs of $917.8 million and impairment of long-lived assets of $148.4 million primarily related to the Mergers and integration of ADT, Former

    Tyco, Keystone, and INBRAND. See Notes 11 and 15 to the Consolidated Financial Statements contained in the Form 10-K. Fiscal 1997 also includes a charge of $361.0 million for the write-off of purchased in-process research and development related to the acquisition of AT&T's submarine systems business.

(4) Operating loss in 1996 includes non-recurring charges of $744.7 million related to the adoption of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," $237.3 million related principally to the restructuring of ADT's electronic security services business in the United States and United Kingdom and $8.8 million of fees and expenses related to ADT's acquisition of Automated Security (Holdings) PLC, a United Kingdom quoted company ("ASH"; such acquisition, the "ASH merger"). See Notes 11 and 15 to the Consolidated Financial Statements contained in the Form 10-K.

(5) Operating income in 1995 includes a loss of $65.8 million on the disposal of the European auto auction business and a gain of $31.4 million from the disposal of the European electronic article surveillance business. See Note 3 to the Consolidated Financial Statements contained in the Form 10-K. Operating income also includes non-recurring charges of $97.1 million for restructuring charges at ADT and at Keystone and for the fees and expenses related to Former Tyco's merger with Kendall International, Inc. in October 1994 (the "Kendall merger"), as well as a charge of $8.2 million relating to the divestiture of certain assets by Keystone. See Notes 11 and 15 to Consolidated Financial Statements contained in the Form 10-K.

(6) Per share amounts for all periods presented have been restated to give effect to the Mergers, including a 0.48133 reverse stock split effected on July 2, 1997 in connection with the merger of Former Tyco and ADT, and a two-for-one stock split distributed on October 22, 1997 effected in the form of a stock dividend.

(7) Prior to the merger with Former Tyco, ADT had not declared any dividends on its common shares since April 1991. Former Tyco declared quarterly dividends of $0.025 per share in the first two quarters of Fiscal 1997 and aggregate dividends of $0.10 per share in 1996 and 1995. Keystone declared quarterly dividends of $0.19 per share in each of the three quarters in Fiscal 1997 and aggregate dividends of $0.76 per share in 1996 and 1995. Tyco declared a dividend of $0.025 per share in the third quarter of Fiscal 1997 and the first quarter of fiscal 1998. The payment of dividends by Tyco in the future will be determined by the Company's Board of Directors and will depend on business conditions, Tyco's financial condition and earnings and other factors.

                                                               THREE MONTHS
                                                                  ENDED               NINE MONTHS             YEAR ENDED
                                                               DECEMBER 31,              ENDED               DECEMBER 31,
                                                           --------------------      SEPTEMBER 30,      -----------------------
                                                             1997       1996             1997             1996           1995
                                                           ---------  ---------      -------------      ---------      --------
                                                                                  (DOLLARS IN MILLIONS)
SEGMENT DATA:
Sales:
  Disposable and Specialty Products......................  $   676.6  $   581.0        $ 2,000.3        $ 2,001.0      $1,819.7
  Fire and Security Services.............................    1,126.6    1,019.0          3,149.1          3,694.9       3,054.3
  Flow Control Products..................................      550.0      511.5          1,684.1          1,928.8       1,611.5
  Electrical and Electronic Components...................      334.3      120.6            754.7            479.0         430.1
                                                           ---------  ---------      -------------      ---------      --------
                                                           $ 2,687.5  $ 2,232.1        $ 7,588.2        $ 8,103.7      $6,915.6
                                                           ---------  ---------      -------------      ---------      --------
                                                           ---------  ---------      -------------      ---------      --------
Operating income (loss):
  Disposable and Specialty Products......................  $   123.6  $    96.4        $   197.4(2)     $   358.9(6)   $  265.6(8)
  Fire and Security Services.............................      146.4     (137.6)(1)       (312.4)(3)       (621.3)(7)     247.2(9)
  Flow Control Products..................................       71.9       51.9            (92.1)(4)        198.0         126.6(10)
  Electrical and Electronic Components...................       71.6       22.5           (224.6)(5)         89.0          76.4
  Corporate and other expenses...........................      (18.6)     (12.0)           (44.8)           (43.4)        (66.2)(11)
                                                           ---------  ---------      -------------      ---------      --------
                                                           $   394.9  $    21.2        $  (476.5)       $   (18.8)     $  649.6
                                                           ---------  ---------      -------------      ---------      --------
                                                           ---------  ---------      -------------      ---------      --------
BALANCE SHEET DATA (at end of period):
Working capital..........................................  $   412.0                   $   117.0        $   292.7      $  777.1
Total assets.............................................   10,514.0                    10,447.0          8,471.3       7,357.8
Long-term debt...........................................    2,382.2                     2,480.6          1,878.4       1,760.7
Convertible redeemable preference shares.................     --                         --                --               4.9
Shareholders' equity.....................................    3,842.8                     3,429.4          3,288.6       3,342.7

------------------------

 (1) Includes non-recurring charges of $237.3 million related to restructuring and other non-recurring items in ADT's electronic security services operations.

 (2) Includes charges of $131.3 million related to merger, restructuring and other non-recurring charges in connection with the INBRAND merger.

 (3) Includes charges of $530.3 million related to merger, restructuring and other non-recurring charges and $118.8 million related to the impairment of long-lived assets in connection with the merger of ADT and Former Tyco.

 (4) Includes charges of $256.2 million related to merger, restructuring and other non-recurring charges and $29.6 million related to the impairment of long-lived assets in connection with the Keystone merger.

 (5) Includes a charge of $361.0 million related to the write off of purchased in-process research and development costs in connection with an acquisition.

 (6) Includes a charge of $13.0 million related to the impairment of long-lived assets in ADT's vehicle auction services operations.

 (7) Includes charges of $731.7 million related to the impairment of long-lived assets and $237.3 million relating to restructuring and other non-recurring items in ADT's electronic security services operations and $8.8 million related to professional and other transactions costs in connection with the ASH merger.

 (8) Includes a loss of $65.8 million on the disposal of the European auto auction business.

 (9) Includes charges of $34.2 million related to restructuring and other non-recurring items in ADT's electronic security services operations.

(10) Includes charges of $22.8 million for restructuring and severance costs, $8.2 million for the impairment of assets held for sale and $2.9 million related to plant closures and related costs in connection with Keystone's work force reduction and divestiture of underperforming assets in 1995.

(11) Includes a charge of $37.2 million related to professional and other transaction costs in connection with the Kendall merger.

                                  THE COMPANY

    Tyco International Ltd. ("Tyco" or the "Company") is a diversified manufacturing and service company that, through its subsidiaries, operates in four segments: (i) the manufacture and distribution of disposable medical supplies and other specialty products, and the conduct of vehicle auctions and related services; (ii) the design, manufacture, installation and service of fire detection and suppression systems. and the installation, monitoring and maintenance of electronic security systems; (iii) the manufacture and distribution of flow control products; and (iv) the manufacture and distribution of electrical and electronic components, and the design, manufacture, installation and service of undersea cable communication systems.

    Tyco's strategy is to be the low-cost, high quality producer and provider in each of its markets. It promotes its leadership position by investing in existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of its existing operations and its business acquisitions, Tyco seeks to enhance shareholder value through increased earnings per share and strong cash flows.

    The Company reviews acquisition opportunities in the ordinary course of its business, some of which may be material and some of which are currently under investigation, discussion or negotiation. There can be no assurance that any of such acquisitions will be consummated.

DISPOSABLE AND SPECIALTY PRODUCTS

    The principal divisions in the Disposable and Specialty Products group are Kendall International ("Kendall"), ADT Automotive and the Tyco Plastics Group.

    Kendall manufactures and distributes medical supplies, disposable medical products, personal absorbent products, adhesive products, tapes and other products. ADT Automotive is the second largest provider of vehicle auction services in the United States. The Tyco Plastics Group manufactures polyethylene films and packaging, industrial and consumer plastic products, molded plastic garment hangers, and laminated and coated products.

    KENDALL

    Kendall conducts its operations through four business units: Kendall Healthcare, Kendall International, Kendall-Polyken and Ludlow Technical Products. In each of its business units, Kendall competes with numerous companies, including a number of larger, well-established companies. Kendall relies on its reputation for quality and dependable service, together with its low-cost manufacturing and innovative products, to compete in its markets.

    The Kendall Healthcare business unit manufactures and markets a broad range of wound care, vascular therapy, urological care, incontinence care, anesthetic care and other products to hospitals in the United States and Canada and to alternate site health care customers. Kendall Healthcare is the industry leader in gauze production with its Kerlix-Registered Trademark- and Curity-Registered Trademark- brands. Kendall Healthcare's other core product category consists of its vascular therapy products, principally anti-embolism stockings, marketed under the T.E.D.-Registered Trademark- brand name, sequential pneumatic compression devices sold under the SCD-TM- brand name and a venous plexus foot pump. Kendall Healthcare pioneered the pneumatic compression form of treatment and continues to be the dominant participant in the pneumatic compression and elastic stocking segments of the vascular therapy market.

    Kendall Healthcare has become an industry leader in the adult incontinence market serving both the acute care and long-term care markets. It offers a complete line of disposable adult briefs, underpads and other related products. INBRAND also manufactures a broad range of disposable personal absorbent products, including adult incontinence products, feminine hygiene products and baby diapers for the clinical and retail markets in North America and Europe.

    Kendall Healthcare distributes its products through its own sales force and through a network of more than 250 independent distributors. Kendall Healthcare's sales force is divided into three groups: one promoting its vascular therapy products, one promoting its wound care and other health care products and one selling all of its products into the alternate site markets. Most of the distributors in the United States also sell similar products made by Kendall's competitors, a practice common in the industry.

    Kendall International is responsible for the manufacturing, marketing, distribution and export of Kendall products worldwide. Kendall International markets directly to hospitals and medical professionals, as well as through independent distributors. Its operations are organized primarily into three geographic regions: Europe, Latin America and the Far East. The range of products marketed is similar to that of Kendall Healthcare, although the mix of product lines varies from country to country.

    The Kendall-Polyken division manufactures and markets specialty adhesive products and tapes for industrial applications, including external corrosion protection tape products for oil, gas and water pipelines. Other industrial applications include tapes used in the automotive industry for wire harness wraps, sealing and other purposes, and tapes used in the aerospace and heating, ventilation and air conditioning (HVAC) industries. Kendall-Polyken also produces duct, foil, strapping, packaging and electrical tapes and spray adhesives for industrial and consumer markets worldwide and manufactures cloth and medical tapes for Kendall Healthcare and others. Kendall's Betham division develops and markets pressure sensitive adhesives and coatings, principally for the automotive, medical and specialty markets.

    Kendall-Polyken generally markets its pipeline products directly, working with local manufacturers' representatives, international engineering and construction companies and the owners and operators of pipeline transportation facilities. Kendall-Polyken sells its other industrial products either directly to major end users or through diverse distribution channels, depending upon the industry being supplied.

    The Ludlow Technical Products division manufactures and sells a variety of disposable medical products, specialized paper and film products. These products include transcutaneous electrical nerve stimulation electrodes and related products which are used primarily in physical therapy and other forms of rehabilitative medicine, medical electrodes for EKGs and similar diagnostic tests, gels which are used with medical electrodes for testing and other monitoring purposes, hydrogel wound care products and neonatal electrodes, diagnostic and monitoring electrodes, defibrillation electrodes, electrotherapy electrodes and cable and lead wires. The division also produces adhesive tapes used for business forms and in printing applications, high quality facsimile paper and recording chart papers for medical and industrial instrumentation.

    These products are marketed primarily by the division's own sales force. Competitors vary from small regional firms to larger firms that compete on a national basis. Competition is on the basis of price and quality.

    ADT AUTOMOTIVE

    ADT Automotive operates a network of 27 large modern auction centers in the United States, providing an organized wholesale marketplace for the sale and purchase of used vehicles. A substantial majority of the vehicles sold at ADT Automotive auctions are passenger cars and light trucks. Other vehicles sold consist of heavy trucks and industrial vehicles. Sales of vehicles from specific market sources are held on a regularly scheduled basis and additional specialized sales are scheduled as necessary. ADT Automotive operates almost exclusively in the wholesale marketplace and, in general, the public is not permitted to attend its auctions. It acts solely as an agent in auction transactions and does not purchase vehicles for its own account.

    The principal sources of vehicles for sale at auction are consignments by new and used vehicle dealers, vehicle manufacturers, corporate owners of vehicles such as fleet operators, rental companies, leasing companies, banks and other financial institutions, manufacturers' credit subsidiaries and government agencies. The vehicles consigned by dealers consist of vehicles of all types and ages and include vehicles that have been traded in against new car sales. Vehicles consigned by corporate and financial owners include both repossessed and off-lease vehicles and, as a result, are normally in the range of one to four years old. The principal purchasers of vehicles at auction are new and used vehicle dealers and distributors.

    In addition to the sale process, ADT Automotive provides a comprehensive range of vehicle redistribution services including transportation, reconditioning, title transfer assistance, vehicle repossession and fleet management services. Vehicle reconditioning is carried out on-site and principally consists of appearance reconditioning and paint and body work to bring vehicles up to retail ready condition. More extensive body work services including body panel painting and repair of minor collision damage are also carried out. Reconditioning services are also provided for vehicles other than those going through the auction process, principally for fleet owners and insurance companies.

    ADT Automotive competes with two other significant auction chains and a large number of independently owned local auctions which are members of the National Auto Auction Association. Competition is based primarily on price in relation to the quality and range of services offered to sellers and buyers of vehicles and ease of accessibility of auction locations.

    TYCO PLASTICS GROUP

    The Tyco Plastics Group consists of Armin Plastics, Carlisle Plastics, A&E Products and Ludlow Coated Products.

    ARMIN

    Armin manufactures polyethylene film and packaging products in a wide range of size, gauge, construction strength, stretch capacity, clarity and color. Armin extrudes low density, high density and linear low density polyethylene film from resin purchased in pellet form, incorporating such additives as coloring, slip and anti-block chemicals. Armin's products include plastic supermarket packaging, greenhouse sheeting, shipping covers and liners and a variety of other packaging configurations for the aerospace, agricultural, automotive, construction, cosmetics, electronics, food processing, healthcare, pharmaceutical and shipping industries. Armin also manufactures a number of other polyethylene products such as reusable plastic pallets, transformer pads for electric utilities and a large variety of disposable gloves for the cosmetic, medical, food handling and pharmaceutical industries. Armin generates the majority of its sales through its own internal sales force and services more than 6,000 customers in the United States.

    Armin competes with a wide range of manufacturers, including some vertically integrated companies and companies that manufacture polyethylene resins for their own use. Armin competes in many market segments by emphasizing product innovation, specialization and customer service.

    CARLISLE

    Carlisle is a leading producer of industrial and consumer plastic products, including trash bags, flexible packaging and sheeting. Carlisle supplies plastic trash bags to mass merchants, grocery chains, and institutional customers primarily in North America. Carlisle manufactures Ruffles-Registered Trademark-, a national brand consumer trash bag, for mass merchants and other retail stores. Carlisle also provides heavy duty trash can liners for institutional customers, such as food service distributors, janitorial supply houses, restaurants, hotels and hospitals.

    In the consumer trash bag market, Carlisle competes primarily with two nationally advertised brands. Carlisle has historically concentrated on mass merchants as the primary market for its branded Ruffles-Registered Trademark-trash bags, while the other major national brands are marketed primarily through food retailers.

    Film-Gard-Registered Trademark-, Carlisle's leading plastic sheeting product, is sold to consumers and professional contractors through do-it-yourself outlets, home improvement centers and hardware stores. A wide range of Film-Gard-Registered Trademark- products are sold for various uses, including painting, renovation, construction, landscaping and agriculture.

    A&E PRODUCTS

    A&E Products sells molded plastic garment hangers to garment manufacturers, national, regional and local retailers and mass merchants. Garment manufacturers put their products on A&E Products hangers before shipping to retail outlets. National retailers purchase customized hanger designs created and manufactured by A&E Products. Regional or local retailers buy standard A&E Products hanger lines for retail clothing displays, and A&E Products also supplies mass merchants with consumer plastic hangers for sale to the general public.

    Carlisle and A&E Products operate in a competitive marketplace where success is dependent upon price, service and quality.

    LUDLOW COATED PRODUCTS

    Ludlow Coated Products produces protective packaging and other materials made of coated or laminated combinations of paper, polyethylene and foil. Coated packaging materials provide barriers against grease, oil, light, heat, moisture, oxygen and other contaminants. The division produces structural coated and laminated products such as plastic coated kraft, linerboard and bleached boards for rigid urethane insulation panels, automotive components and wallboard panels. Other product applications include packaging for photographic film, frozen foods, health care products, electrical and metallic components, agricultural chemicals, cement and specialty resins.

    Ludlow markets its laminated and coated products through its own sales force and through independent manufacturers' representatives. The Company competes with many large manufacturers of laminated and coated products on the basis of price, service, marketing coverage and custom application engineering. There are various specialized competitors in different markets.

FIRE AND SECURITY SERVICES

    The Company, through its subsidiaries, is the largest company in the world for the design, manufacture, installation and service of fire detection, suppression and sprinkler systems and is the largest provider of electronic security services in North America and the United Kingdom.

    FIRE PROTECTION CONTRACTING AND SERVICE

    Operating under several trade names including Grinnell, Wormald, Mather & Platt, Total Walther, O'Donnell Griffin and Tyco, the Company designs, fabricates, installs and services automatic fire sprinkler systems, fire alarm and detection systems, special hazard suppression systems and security systems in buildings and other installations.

    The Company's fire protection contracting and service business in North America operates through a network of offices in the United States, Canada, Mexico, Latin America and Puerto Rico. The Company also operates worldwide through a network of offices in the United Kingdom, continental Europe, Saudi Arabia, United Arab Emirates, Australia, New Zealand, Asia and South America.

    The Company installs fire protection systems in both new and existing structures. Typically, the contracting businesses bid on contracts for fire protection installation which are let by owners, architects, construction engineers and mechanical or general contractors. In recent years, the business of retrofitting existing buildings has grown as a result of legislation mandating the installation of fire protection systems and also as a result of lower insurance premiums available in respect of structures with automatic sprinkler systems.

    The majority of the fire suppression systems installed by the Company are water-based. However, the Company is also the world's leading provider of custom designed special hazard fire protection systems which incorporate various specialized non-water agents such as foams, dry chemicals and gases. Systems using agents other than water are especially suited to fire protection in certain manufacturing, power generation, petrochemical, offshore oil exploration, transportation, telecommunications, mining, and marine applications. The Company holds exclusive manufacturing and distribution rights in several regions of the world for INERGEN-Registered Trademark- fire suppression products. INERGEN-Registered Trademark- is an alternative to the ozone depleting agent known as halon and consists of a mixture of three inert gases designed to effectively extinguish fires without polluting the environment or damaging costly equipment.

    In Australia, New Zealand and Asia, the Company also engages in the installation of electrical wire and related electrical equipment in new and existing structures and provides specialized electrical contracting services, including applications for railroad and bridge construction through its O'Donnell Griffin division.

    Substantially all of the mechanical components (and, in North America, a high proportion of the pipe) used in the fire protection systems installed by the Company are manufactured by the Company. The Company also has fabrication plants worldwide that cut, thread and weld pipe, which is then shipped with other prefabricated components to job sites for installation. The Company has developed its own computer-aided design technology that reduces the time required to design systems for specific applications and coordinates the fabrication and delivery of system components.

    The Company's fire protection contracting business employs both non-union and union employees in North America, Europe and Asia-Pacific. Many of the union employees are employed on an hourly basis for particular jobs. In North America, the largest number of union employees is represented by a number of local unions affiliated with the United Association of Plumbers and Pipefitters ("UA"). In April 1994, following lengthy negotiations, contracts between the Company's Grinnell Corporation ("Grinnell") subsidiary and a number of locals of the UA were not renewed. Employees in those locations, representing 64 per cent of those employees represented by the UA unions, went on strike. Grinnell has continued to operate with former union members who have crossed over and with replacement workers. The labor action has not had, and is not expected to have, any material adverse effect on the Company's business or results of operations.

    Generally, competition in the fire protection business varies by geographic location. In North America, the Company competes with hundreds of smaller contractors on a regional or local basis for the installation of fire suppression and fire alarm and detection systems. Many of the regional and local competitors employ non-union labor. In Europe, the Company competes with many regional or local contractors on a country by country basis. In Australia, New Zealand and Asia, the Company competes with a few large fire protection contractors as well as with many smaller regional or local companies. The Company competes for fire protection contracts primarily on the basis of price, service and quality.

    ELECTRONIC SECURITY SERVICES

    The Company provides electronic security services principally under the ADT trade name and also under other trade names including Modern, Thorn Security, Holmes Protection, Zettler, Sonitrol, Securesys, Securiville and Armourguard Security. Services are provided in the United States, Canada, the United Kingdom, Spain, France, Belgium, Greece, The Netherlands, Germany, The Republic of Ireland, Malaysia, Singapore, Hong Kong and New Zealand.

    Electronically monitored security systems involve the installation and use on a customer's premises of devices designed to detect or react to various occurrences or conditions, such as intrusion, movement, fire, smoke, flooding, environmental conditions (including temperature or humidity variations), industrial operations (such as water, gas or steam pressure and process flow controls) or other hazards. These detection devices are connected to a microprocessor-based control panel which communicates through telephone lines to a monitoring center, often located at remote distances from the customer's premises, where alarm and supervisory signals are received and recorded. In most systems, control panels can identify the nature of the alarm and the areas within a building where the sensor was activated. Depending upon the type of service for which the subscriber has contracted, monitoring center personnel respond to alarms by relaying appropriate information to the local fire or police departments, notifying the customer or taking other appropriate action, such as dispatching employees to the customer's premises. In some instances, the customer may monitor the system at its own premises or the system may be connected to local fire or police departments.

    Thorn Security manufactures certain alarm, detection and activation devices and central monitoring station equipment which is both installed by the Company's own units and sold to other installers of alarm and detection devices. Otherwise, the Company does not manufacture the electronic security system components which it installs, although it does provide its own specifications to manufacturers for certain security system components and undertakes some final assembly work in respect of more sophisticated systems.

    The Company provides electronic security services to both commercial and residential customers. Commercial customers include financial institutions, industrial and commercial businesses, facilities of federal, state and local government departments, defense installations, and health care and educational facilities. Residential electronic security services are provided primarily in North America. Customers are often prompted to purchase security systems by their insurance carriers, which may offer lower insurance premium rates if a security system is installed or require that a system be installed as a condition to coverage.

    The Company's systems and products are tailored to customers' specific needs and include electronic monitoring services that provide intrusion and fire detection, as well as card or keypad activated access control systems and closed circuit television systems. Systems may be monitored by the customer at its premises or connected to one of the Company's monitoring centers. In either case, the Company usually provides support and maintenance through service contracts. It has been the Company's experience that commercial and residential contracts are generally renewed after their initial terms. Contract discontinuances occur principally as a result of customer relocation or closure. Systems installed at commercial customers' premises may be owned by the Company or by the customer. The Company usually retains ownership of standard residential systems, but more sophisticated residential systems are usually purchased by the customer.

    The Company markets its electronic security services to commercial and residential customers through a direct sales force. Commercial customers which have multiple locations in North America are serviced by a separate national accounts sales force. The Company also utilizes advertising, telemarketing and direct mail to market its services.

    The electronic security services business in North America is highly competitive with a number of major firms and approximately 12,000 smaller regional and local companies. The Company also competes with several national companies and several thousand regional and local companies in the United Kingdom, continental Europe, Asia and New Zealand. Competition is based primarily on price in relation to quality of service. The Company believes that the quality of its services is higher than that of many of its competitors and, therefore, the Company's prices may be higher than those charged by its competitors.

    MANUFACTURING

    The Company manufactures most of the components which are used in its own fire protection contracting business, as well as a variety of products for sale to other fire protection contractors. In North

America, the Company manufactures pipe and pipe fittings, fire hydrants, sprinkler heads and substantially all of the mechanical sprinkler components used in automatic fire suppression systems. In the United Kingdom, France, Germany and the Asia-Pacific region, the Company manufactures and sells sprinkler heads, specialty valves, fire doors and electronic panels for use in fire detection systems. In Mexico, the Company manufactures fire extinguishers, fire hose and related equipment.

    The Company's Ansul subsidiary manufactures and sells various lines of dry chemical, liquid and gaseous portable fire extinguishers and related agents for industrial, government, commercial and consumer applications. Ansul also manufactures and sells special hazard fire suppression systems designed for use in restaurants, marine applications, mining applications, the petrochemical industry, confined industrial spaces and commercial spaces housing electronic and other delicate equipment. Ansul also manufactures spill control products designed to absorb, neutralize and solidify spills of various hazardous materials.

    Fire protection products are sold through the Company's flow control products distribution network, discussed in "Flow Control Products" below, and through independent distributors.

    ENVIRONMENTAL SERVICES

    Through its Earth Technology Corporation ("Earth Tech") subsidiary, the Company provides a broad range of environmental, consulting and engineering services. Earth Tech's principal services consist of full-spectrum environmental and hazardous waste management services. These include infrastructure design and construction services, facilities engineering and construction management services for institutional, civic, commercial and industrial clients, and contract operations and management services for water and wastewater treatment facilities operated by municipal and industrial clients.

    Earth Tech has a network of 40 offices located throughout North America. It competes with a number of national, regional and local companies on the basis of price and breadth and quality of services.

FLOW CONTROL PRODUCTS

    The Company, through its subsidiaries, manufactures and distributes flow control products in North America, Latin America, Europe, Asia and the Pacific region. Flow control products include pipe, fittings, valves, meters and related products which are used to transport, control and measure the flow of liquids and gases. The principal subsidiaries in the Flow Control Products group are Grinnell, Allied Tube & Conduit ("Allied"), Mueller Co. ("Mueller") and Keystone. The group also includes a number of other specialized manufacturers of valves, fittings and couplings.

    MANUFACTURING

    The Company manufactures and distributes a wide range of flow control products, including pipe and pipe fittings, tubing, valves, meters, couplings, pipe hangers, strut and related components. These products are used in plumbing, heating, ventilation and air conditioning (HVAC) systems, mechanical contracting, power generation, food and beverage products water and gas utilities, wastewater treatment, oil and gas exploration, pulp and paper, petrochemical and numerous other industrial applications. The Company also manufactures certain related products such as steel tubing, custom iron castings, malleable iron pipe fittings and fencing materials.

    Allied is the leading North American manufacturer of pipe and other tubular products. Allied manufactures a full line of steel pipe for the fire protection and construction industries and for commercial, residential and institutional markets. Its mechanical tube division offers steel tubing in a wide assortment of shapes and sizes for a variety of industrial and commercial applications. Allied's fence division is a leader in the manufacture of products for the residential, industrial and commercial fence markets. Allied also manufactures metal framing systems used in the construction, industrial and original equipment manufacturer markets. In November 1996, the Company acquired Unistrut Europe, a manufacturer and distributor of metal framing, cable ladder and safety systems and, in January 1997, acquired American Tube and Pipe Co., Inc., a manufacturer and distributor of steel pipe for the fire protection and fence markets and steel products for the housing market.

    Mueller, a manufacturer of water and gas distribution products, manufactures fire hydrants, iron butterfly and gate valves, service-line brass valves and fittings, gas valves and meter bars, water meters, backflow preventers and related products for sale to independent distributors and, to a lesser extent, directly to waterworks contractors, municipalities and gas companies throughout the United States and Canada.

    In August 1997, the Company acquired Keystone, one of the world's leading manufacturers of valves and flow control products. Keystone operates on a worldwide basis through two groups, Industrial Valves and Controls and Engineered Products, manufacturing valves and other industrial products that control the flow of liquids, gases and fibrous and slurry materials.

    The Flow Control Products group, operating under several trade names including Grinnell Corporation, Mueller, Hersey, Keystone, Anderson-Greenwood, Yarway, Henry Pratt Co., James Jones Company, Edward Barber & Co., Neotecha, Belgicast, Hindle Cockburns, Charles Winn (Valves) Ltd., Sempell, Smith Valve, Anvil, Canvil and others, supplies a wide range of valves and flow control devices to the chemical, power, food and beverage, oil and gas, processing, water utility, wastewater treatment, power generation and other industries. Products are manufactured and assembled at facilities in the United States, Canada, the United Kingdom, France, Italy, Spain, Germany, The Netherlands, Switzerland, South Korea, China, India, Malaysia, Australia, New Zealand, Mexico and Brazil.

    DISTRIBUTION

    The Company sells flow control and fire protection products in North America through a distribution network of five regional distribution centers, strategically located in Georgia, Illinois, California, Pennsylvania and Texas, which support local branches' product needs and ship directly to customers. Each center stocks more than 8,500 products. The Company's worldwide flow control operations stock and sell products through distribution centers in Europe, Australia, New Zealand, the Middle East and Asia. In Europe, the Company distributes fire protection products, industrial valves and products for mechanical markets through warehouses located in The Netherlands, the United Kingdom, Germany and France. Products are sold principally to fire protection contractors and in some instances to mechanical and industrial contractors and original equipment manufacturers. In Asia, the Pacific region and the Middle East, the Company distributes fire protection and flow control products through warehouses located in Australia, New Zealand, Dubai and Singapore. Products are sold directly to fire protection and other contractors as well as to mechanical and industrial contractors and independent distributors. While distribution patterns vary, most centers stock an extensive line of valves, fittings, pipe and other products for fire protection systems, components for HVAC installations and water and gas distribution and specialized valves and piping for the chemical, food, power and beverage processing industries.

    Grinnell's North American distribution network competes with independent manufacturers' representatives and other manufacturers and, to a lesser extent, with local and regional supply houses all of which carry lines from other United States and non-United States manufacturers. Grinnell competes on the basis of price, the breadth of its product line, service and quality. Grinnell competes for the sale of gray iron pipe fittings, malleable and ductile iron fittings and other flow control products and fire protection sprinklers and devices principally with other United States producers as well as with non-United States manufacturers of fittings. Grinnell uses an internal sales force for the sale of certain other iron castings sold direct to original equipment manufacturers and other end users.

    Allied competes for the sale of steel pipe, which is sold through Grinnell's distribution network, with pipe from other United States and non-United States producers. Competition for the sale of pipe is based on price, service and breadth of product line. Fence and other specialized industrial tubing is sold to wholesalers, original equipment manufacturers and other distributors. Competition for the sale of fence products is principally from national and regional United States producers and to a lesser extent from non-United States companies on the basis of price, service and distribution. The Company competes with many small regional manufacturers for sales of specialized industrial tubing on the basis of price and breadth of product line.

    Mueller's water and natural gas distribution flow control products are sold through independent distributors, and, to a lesser extent, directly to utilities, municipalities and gas distribution companies. Certain of its gas distribution products are also sold through the Grinnell distribution network. The Company competes for the sale of these products on the basis of product quality, service, price, breadth of product line and conformity with municipal codes and other engineering standards. The Company competes with several other manufacturers in the United States and Canada for the sale of iron and brass flow control devices for water and natural gas distribution systems.

    Keystone's products are sold both in the United States and internationally. The Company has numerous competitors in these markets, which, in some instances, are divisions of larger corporations and, in some instances, are companies with limited product lines. Advanced technology, global presence, experienced personnel and price are the primary factors in competition.

ELECTRICAL AND ELECTRONIC COMPONENTS

    The Electrical and Electronic Components group consists of Tyco Submarine Systems Ltd. ("TSSL"), Allied's Electrical Conduit division and the Tyco Printed Circuit Group ("TPCG"). TSSL designs, manufactures, installs and services undersea communications cable systems. Allied manufactures and distributes electrical conduit and related components used in commercial electrical installations. TPCG manufactures printed circuit boards and assembles backplanes for the electronics industry.

    TYCO SUBMARINE SYSTEMS

    TSSL, which includes the Company's Simplex Technologies business and the submarine systems business acquired from AT&T Corp. in July 1997, is the world's only fully-integrated source for the design, engineering, manufacturing, installation and servicing of undersea cable communication systems. TSSL designs and builds both repeatered and non-repeatered cable systems. Repeatered cable systems, which use Wave Division Multiplexing, can provide 20 gigabytes per second of capacity over 10,000 kilometers. Non-repeatered systems, which allow for even greater circuit capacity and reduced transmission costs, support short haul systems of several hundred kilometers. Over the past ten years, TSSL has designed, manufactured and installed approximately 140,000 kilometers of undersea optical cable.

    TSSL also operates one of the world's largest fleet of ships designed to install and service undersea fiber optic transmission systems. These ships lay cable, perform upgrades and repairs, monitor transmission quality and perform system tests. TSSL also uses a variety of other undersea tools, including robotic vehicles for undersea cable burial and retrieval operations.

    Simplex Technologies has been the primary supplier of cable and cable assemblies to the United States Navy for use in data-gathering systems for more than thirty years. It also manufactures underwater electric power cable and optical ground wire for use by power authorities and utilities, and electro-mechanical cable for unique field operations. In September 1996, the Company acquired Rochester Corporation which manufactures wire rope, wirelines, electro-optical products and subsea products.

    TSSL competes on a worldwide basis primarily against two other entities:
Alcatel-Alsthom, headquartered in France, and KDD, located in Japan. Alcatel, like TSSL, is vertically integrated and produces its own cable, whereas KDD utilizes a Japanese cable manufacturer.

    ALLIED ELECTRICAL CONDUIT

    Allied's Electrical Conduit division is one of the leading producers of steel electrical conduit in the United States. Electrical conduit is galvanized steel tubing designed to contain current-carrying electrical wires both inside and outside building structures. The conduit also serves as an electrical ground, which ensures proper operation of circuit interrupters, and provides a channel into which additional wires can be inserted as requirements change. The division manufactures a full line of electrical conduit as well as metal framing and other products.

    The division's electrical conduit and related products are sold to wholesale electrical distributors through Allied's distribution facilities by an internal sales force and a network of commissioned sales agents. The division competes for the sale of electrical products primarily with several other large United States manufacturers. Competition in the electrical conduit industry is primarily based upon price, quality, delivery and breadth of product line.

    TYCO PRINTED CIRCUIT GROUP

    TPCG is one of the largest independent manufacturers of complex multi-layered printed circuit boards and assemblers of backplanes in the United States. Printed circuit boards are used in the electronics industry to mount and interconnect components to create electronic systems. They are categorized by the number of sides or layers that contain circuitry and can be single-sided, double-sided or multi-layer. In general, single and double-sided boards are less advanced. Multi-layer boards provide greater interconnection density while decreasing the number of separate printed circuit boards which are required to accommodate powerful and sophisticated components. Backplanes include printed circuit boards and are assemblies of connectors and other electronic components which distribute power and interconnect printed circuit boards, power supplies and other system elements. The group maintains manufacturing facilities in Connecticut, California and Utah, which provide its customers with prompt service and delivery capabilities.

    TPCG manufactures highly sophisticated double-sided, mass molded boards of up to eight layers, precision tooled, custom laminated multi-layer boards of up to 68 layers and sophisticated flex-rigid circuit boards for use in environmentally demanding conditions. The majority of sales are derived from high-density multi-layer boards. The backplanes facility produces fully assembled units utilizing press-fit or soldered connection technology, custom pin grid array sockets and surface mounted assembly. Printed circuit boards and backplanes are manufactured on a job order basis to the customers' designs and specifications.

    TPCG markets its products mainly through independent manufacturers' representatives and, to a lesser extent, through its own internal sales organization. Customers are generally original equipment manufacturers in the telecommunications, aircraft, computer, military and other industrial and consumer electronics industries. The Company competes with several large companies which manufacture less complex single-sided and double-sided printed circuit boards in the United States, as well as with many companies that have their own in-house manufacturing capabilities. Competition is on the basis of quality, price, reliability and timeliness of delivery. The Company believes that fewer competitors manufacture the more complex, high-density double-sided and multi-layer boards.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Common Shares offered hereby are estimated to be $1,084.7 million (net of estimated expenses). Such proceeds are expected to be used to repay $900 million of indebtedness incurred in connection with previous acquisitions outstanding under a credit facility of Tyco US in that amount. The borrowings under this facility have current interest rates of 5.85% and 5.87% and have current maturities of less than 30 days, although such borrowings may be renewed upon maturity for periods through June 30, 1998 in respect of a portion of the facility and longer for the balance. The balance of the proceeds will be used to repay a portion of the $1.77 billion in borrowings outstanding under a $2.25 billion credit facility of Tyco US, which were used to fund the Sherwood acquisition on February 27, 1998. Certain affiliates of the Underwriters are lenders under the two credit facilities and will receive a significant portion of the net proceeds. See "Underwriting."

                   PRICE RANGE OF COMMON SHARES AND DIVIDENDS

    The Common Shares of the Company are listed and traded on the New York Stock Exchange (the "NYSE"), the London Stock Exchange and the Bermuda Stock Exchange. The following table sets forth the high and low sales prices per Common Share as reported in the NYSE Composite Transaction Tape, and the dividends paid on such shares, for the quarterly periods presented below. The price and dividends for the Common Shares have been restated to reflect the 0.48133 reverse stock split related to the merger of Former Tyco and ADT on July 2, 1997 and a two-for-one stock split effected in the form of a stock dividend which was distributed on October 22, 1997. The prices per Common Share listed in the table for periods prior to the merger of Former Tyco and ADT are for common shares of ADT.

                                                                      COMMON SHARES
                                                          -------------------------------------
                                                                                    DIVIDENDS
                                                             HIGH        LOW      PER SHARE(2)
                                                          ----------  ----------  -------------
FISCAL 1996
  First Quarter.........................................  $  18.6982  $  14.5430       --
  Second Quarter........................................     20.2564     16.8803       --
  Third Quarter.........................................     25.7100     16.4908       --
  Fourth Quarter........................................     24.3466     19.0877       --

FISCAL 1997(1)
  First Quarter.........................................  $  28.6965  $  22.0743       --
  Second Quarter........................................     35.4487     25.4503       --
  Third Quarter.........................................     43.0000     34.4099    $    .025

FISCAL 1998
  First Quarter.........................................  $  45.5000  $  34.0000    $    .025
  Second Quarter........................................     50.7500     42.3750       --
    (through March 2, 1998)

------------------------

(1) Fiscal 1997 represents the transitional nine-month fiscal year ended September 30, 1997.

(2) Prior to the merger with Former Tyco, ADT had not declared any dividends on its common shares since April 1991. Former Tyco declared quarterly dividends of $0.025 per share in the first two quarters of Fiscal 1997 and aggregate dividends of $0.10 per share in 1996. Tyco declared a dividend of $0.025 per Common Share in the third quarter of Fiscal 1997 and the first quarter of fiscal 1998. The payment of dividends by Tyco in the future will be determined by the Company's Board of Directors and will depend on business conditions, Tyco's financial condition and earnings and other factors.

    On February 17, 1998, the Company had approximately 29,000 registered holders of the Common Shares, which does not include beneficial owners holding through nominee or "street" name. The last reported sale price of the Common Shares on the NYSE on March 2, 1998 was $50 3/4 per share.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company as of December 31, 1997. This table should be read in conjunction with the audited Consolidated Financial Statements of the Company and the related notes, incorporated herein by reference. See also "Use of Proceeds."

                                                                                       AS OF
                                                                                 DECEMBER 31, 1997
                                                                                 ------------------
                                                                                   (IN MILLIONS,
                                                                                 EXCEPT SHARE DATA)
Loans payable and current portion of long-term debt:...........................      $    259.0
                                                                                       --------
                                                                                       --------

Long-term debt:
  Bank and acceptance facilities...............................................      $     55.0
  Bank credit agreement........................................................           900.0
  Private placement notes......................................................           475.0
  Uncommitted lines of credit..................................................           185.2
  8.125% public notes due 1999.................................................            10.5
  8.25% senior notes due 2000..................................................             9.5
  6.5% public notes due 2001...................................................           298.8
  Sterling denominated bank facility due 2002..................................           140.3
  9.25% senior subordinated notes due 2003.....................................            14.1
  6.375% public notes due 2004.................................................           104.5
  Zero Coupon Liquid Yield Option Notes due 2010...............................           208.0
  9.5% public debentures due 2022..............................................            49.0
  8.0% public debentures due 2023..............................................            50.0
  Other........................................................................           141.3
                                                                                       --------
      Total debt...............................................................         2,641.2
      Less current portion.....................................................           259.0
                                                                                       --------
      Total long-term debt.....................................................      $  2,382.2
                                                                                       --------

Shareholders' equity:
Common shares, $0.20 par value, 750,000,000 shares authorized;
  549,940,006 shares outstanding, net of 100,000 shares owned
  by a subsidiary..............................................................           110.0

Capital in excess:
  Share premium................................................................         2,188.8
  Contributed surplus, net of deferred compensation of $2.1....................         2,392.5
Currency translation adjustment................................................          (211.4)
Accumulated deficit............................................................          (637.1)
                                                                                       --------
      Total shareholders' equity...............................................         3,842.8
                                                                                       --------
Total capitalization...........................................................      $  6,255.0
                                                                                       --------
                                                                                       --------

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected consolidated financial information of the Company for the three month periods ended December 31, 1997 and December 31, 1996, the nine month fiscal year ended September 30, 1997 and the two years in the period ended December 31, 1996. The selected consolidated financial data reflects the combined results of operations and financial position of the Company, Former Tyco and Keystone restated for all periods presented pursuant to the pooling of interests method of accounting. The selected consolidated financial data prior to January 1, 1997, does not reflect the results of operations and financial position of INBRAND, which was acquired in 1997 and accounted for under the pooling of interests method of accounting, due to immateriality. The information presented for the three months ended December 31, 1997 and 1996 are unaudited and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of such data. The results for the three months ended December 31, 1997 are not necessarily indicative of the results to be expected for the full fiscal year. This selected financial information should be read in conjunction with the Company's Consolidated Financial Statements and related notes, incorporated herein by reference, and the information contained in "Management's Discussion and Analysis of Financial Condition and Operating Results" included elsewhere herein.

                                                                                                 NINE
                                                                            THREE MONTHS        MONTHS
                                                                               ENDED             ENDED     YEAR ENDED DECEMBER
                                                                            DECEMBER 31,       SEPTEMBER           31,
                                                                        --------------------      30,      --------------------
                                                                          1997       1996       1997(1)      1996      1995(2)
                                                                        ---------  ---------  -----------  ---------  ---------
                                                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales.............................................................  $ 2,687.5  $ 2,232.1   $ 7,588.2   $ 8,103.7  $ 6,915.6
Cost of sales.........................................................    1,791.7    1,528.8     5,102.6     5,475.2    4,665.3
Selling, general and administrative expenses..........................      500.9      444.8     1,534.9     1,656.5    1,495.4
Merger, restructuring and other non-recurring charges.................     --          237.3       917.8       246.1       97.1
Charge for the impairment of long-lived assets........................     --         --           148.4       744.7        8.2
Write off of purchased in-process research and
  development.........................................................     --         --           361.0      --         --
                                                                        ---------  ---------  -----------  ---------  ---------
Operating income (loss)(3)(4)(5)......................................      394.9       21.2      (476.5)      (18.8)     649.6
Interest income.......................................................        6.8       10.3        24.2        31.5       19.0
Interest expense......................................................      (49.8)     (51.3)     (137.5)     (193.3)    (187.5)
Other income less expenses............................................        7.5      118.4      --           119.4       (5.0)
                                                                        ---------  ---------  -----------  ---------  ---------
Income (loss) before income taxes and
  extraordinary items.................................................      359.4       98.6      (589.8)      (61.2)     476.1
Income taxes..........................................................     (118.6)     (30.5)     (187.0)     (235.5)    (208.6)
                                                                        ---------  ---------  -----------  ---------  ---------
Income (loss) before extraordinary items..............................      240.8       68.1      (776.8)     (296.7)     267.5
Extraordinary items, net of taxes.....................................       (0.9)      (2.6)      (58.3)       (8.4)     (12.4)
                                                                        ---------  ---------  -----------  ---------  ---------
Net income (loss).....................................................      239.9       65.5      (835.1)     (305.1)     255.1
Dividends on preference shares........................................     --           (0.1)     --             (.3)       (.3)
                                                                        ---------  ---------  -----------  ---------  ---------
Net income (loss) available to common shareholders....................  $   239.9  $    65.4   $  (835.1)  $  (305.4) $   254.8
                                                                        ---------  ---------  -----------  ---------  ---------
                                                                        ---------  ---------  -----------  ---------  ---------
BASIC EARNINGS PER SHARE(6):
Income (loss) before extraordinary items..............................  $     .44  $     .14   $   (1.50)  $    (.62) $     .58
Extraordinary items, net of taxes.....................................     --         --            (.11)       (.02)      (.03)
                                                                        ---------  ---------  -----------  ---------  ---------
Net Income (Loss).....................................................  $     .44  $     .14   $   (1.61)  $    (.64) $     .55
                                                                        ---------  ---------  -----------  ---------  ---------
                                                                        ---------  ---------  -----------  ---------  ---------
DILUTED EARNINGS PER SHARE(6):
Income (loss) before extraordinary items..............................  $     .43  $     .14   $   (1.50)  $    (.62) $     .57
Extraordinary items, net of taxes.....................................     --           (.01)       (.11)       (.02)      (.03)
                                                                        ---------  ---------  -----------  ---------  ---------
Net Income (Loss).....................................................  $     .43  $     .13   $   (1.61)  $    (.64) $     .54
                                                                        ---------  ---------  -----------  ---------  ---------
                                                                        ---------  ---------  -----------  ---------  ---------
CASH DIVIDENDS PER COMMON SHARE(6)(7).................................  $   0.025                 See (7) below.
                                                                        ---------
                                                                        ---------
CONSOLIDATED BALANCE SHEET DATA:
Working Capital.......................................................  $   412.0              $   117.0   $   292.7  $   777.1
Total assets..........................................................   10,514.0               10,447.0     8,471.3    7,357.8
Long-term debt........................................................    2,382.2                2,480.6     1,878.4    1,760.7
Convertible redeemable preference shares..............................     --                     --          --            4.9
Shareholders' equity..................................................    3,842.8                3,429.4     3,288.6    3,342.7

------------------------

(1) In September 1997, the Company changed its fiscal year end from December 31 to September 30. Accordingly, the nine month transition period ended September 30, 1997 is presented.

(2) Prior to the Mergers, ADT and Keystone had a December 31 fiscal year end and Former Tyco had a June 30 fiscal year end. The historical results have been combined using a December 31 fiscal year end for ADT, Keystone and Former Tyco for the year ended December 31, 1996. For 1995, the results of operations and financial position reflect the combination of ADT and Keystone with a December 31 fiscal year end and Former Tyco with a June 30 fiscal year end. Net sales and net income for Former Tyco for the period July 1, 1995 through December 31, 1995 (which results are not included in the historical combined results) were $2.46 billion and $136.4 million, respectively.

(3) Operating loss in Fiscal 1997 results include charges related to merger, restructuring and other non-recurring costs of $917.8 million and impairment of long-lived assets of $148.4 million primarily related to the mergers and integration of ADT, Former Tyco, Keystone, and INBRAND. See Notes 11 and 15 to the Consolidated Financial Statements contained in the Form 10-K.

    Fiscal 1997 also includes a charge of $361.0 million for the write-off of purchased in-process research and development related to the acquisition of AT&T's submarine systems business.

(4) Operating loss in 1996 includes non-recurring charges of $744.7 million related to the adoption of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," $237.3 million related principally to the restructuring of ADT's electronic security services business in the United States and United Kingdom and $8.8 million of fees and expenses related to the ASH merger. See Notes 11 and 15 to the Consolidated Financial Statements contained in the Form 10-K.

(5) Operating income in 1995 includes a loss of $65.8 million on the disposal of the European auto auction business and a gain of $31.4 million from the disposal of the European electronic article surveillance business. See Note 3 to the Consolidated Financial Statements contained in the Form 10-K. Operating income also includes non-recurring charges of $97.1 million for restructuring charges at ADT and at Keystone and for the fees and expenses related to the Kendall merger, as well as a charge of $8.2 million relating to the divestiture of certain assets by Keystone. See Notes 11 and 15 to Consolidated Financial Statements contained in the Form 10-K.

(6) Per share amounts for all periods presented have been restated to give effect to the Mergers, including a 0.48133 reverse stock split effected on July 2, 1997, and a two-for-one stock split distributed on October 22, 1997 effected in the form of a stock dividend.

(7) Prior to the merger with Former Tyco, ADT had not declared any dividends on its common shares since April 1991. Former Tyco declared quarterly dividends of $0.025 per share in the first two quarters of Fiscal 1997 and aggregate dividends of $0.10 per share in 1996 and 1995. Keystone declared quarterly dividends of $0.19 per share in each of the three quarters in Fiscal 1997 and aggregate dividends of $0.76 per share in 1996 and 1995. Tyco declared a dividend of $0.025 per share in the third quarter of Fiscal 1997 and the first quarter of fiscal 1998. The payment of dividends by Tyco in the future will be determined by the Company's Board of Directors and will depend on business conditions, Tyco's financial condition and earnings and other factors.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND OPERATING RESULTS

INTRODUCTION

    On July 2, 1997, a wholly-owned subsidiary of ADT merged with Former Tyco. Upon consummation of the merger, ADT (the continuing public company) changed its name to Tyco International Ltd, and Former Tyco changed its name to Tyco International (US) Inc. In August 1997, the Company acquired Keystone and INBRAND. All three of these transactions were accounted for as a pooling of interests and, accordingly, the Consolidated Financial Statements reflect the combined financial position and results of operations and cash flows of ADT, Former Tyco, Keystone and INBRAND for all periods presented except that the consolidated financial statements for periods prior to January 1, 1997 do not include INBRAND due to immateriality. See Notes 1 and 2 to the Consolidated Financial Statements contained in the Form 10-K. In addition, during Fiscal 1997 and 1996, the Company completed several acquisitions accounted for as purchases. The results of operations of these acquisitions were included in the consolidated results of the Company from their respective acquisition dates. These transactions are more fully discussed in the Company's Consolidated Financial Statements and related notes thereto as of September 30, 1997 previously filed on Form 10-K.

    Information for all periods presented below reflects the grouping of the Company's businesses into four business segments consisting of Disposable and Specialty Products, Fire and Security Services, Flow Control Products, and Electrical and Electronic Components.

    In September 1997, the Company changed its fiscal year end from December 31 to September 30. References to Fiscal 1997, 1996 and 1995 refer to the transitional nine-month fiscal year ended September 30, 1997 and calendar years ended December 31, 1996 and 1995, respectively. In the discussions below, the results of operations for Fiscal 1997 compare the nine months ended September 30, 1997 with the nine months ended September 30, 1996 (unaudited).

RESULTS OF OPERATION FOR THE QUARTER ENDED DECEMBER 31, 1997
  COMPARED TO THE QUARTER ENDED DECEMBER 31, 1996

    OVERVIEW

    Net income before extraordinary item was $240.8 million, or $0.43 per share on a diluted basis for the quarter ended December 31, 1997 as compared to $68.1 million, or $0.14 per share, for the quarter ended December 31, 1996. Excluding the $80.3 million ($0.16 per share) after-tax net charge for restructuring and other non-recurring items recorded in the quarter ended December 31, 1996, income before extraordinary item rose 62.3% from $148.4 million, or $0.30 per share. The increase was attributable to increased income from operations primarily in the Electrical and Electronic Components and Fire and Security Services segments and, to a lesser extent, the Disposable and Specialty Products and Flow Control Products segments.

    SALES

    Sales increased 20.4% during the quarter ended December 31, 1997 to $2.69 billion from $2.23 billion in the quarter ended December 31, 1996.

    Sales of the Electrical and Electronic Components group increased $213.7 million to $334.3 million, or 177.2%, principally due to increased sales of $189.3 million at Tyco Submarine Systems Limited (TSSL), as well as increased sales at Tyco Printed Circuit Group (TPCG), offset slightly by decreased sales at Allied Electrical Conduit. The increased sales at TSSL resulted principally from the acquisition of AT&T's submarine systems business in July 1997.

    Sales of the Fire and Security Services Group increased $107.6 million to $1.13 billion, or 10.6%, principally due to increased sales of $75.5 million in the North America, Australia and Europe geographic regions for the Company's fire protection operations, and increased worldwide sales of $46.8 million in the Company's electronic security services business. Net sales increased in the fire protection and security businesses primarily due to an increase in the volume of the service business.

    Sales of the Disposable and Specialty Products Group increased $95.6 million to $676.6 million, or 16.4%, principally due to increased sales of $65.5 million at Kendall, $20.4 million at Tyco Plastics and $10.7 million at ADT Automotive. At Kendall the increase in sales resulted principally from the inclusion of INBRAND in 1997, as well as internal growth at the Ludlow Technical Products division.

    Sales of the Flow Control Products Group increased $38.5 million to $550.0 million, or 7.5%, primarily reflecting increased volume at existing businesses at Allied Tube & Conduit, including businesses acquired during the first quarter of Fiscal 1997.

    INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS

    Pre-tax income before extraordinary item was $359.4 million for the quarter ended December 31, 1997, as compared to $98.6 million for the quarter ended December 31, 1996. Pretax income for the quarter ended December 31, 1996 includes net charges of $115.1 million for non-recurring items in ADT's electronic security services operations. Excluding these non-recurring charges, pre-tax income increased $145.7 million, or 68.2%, from $213.7 million. Amortization expense for goodwill and other intangible assets was $26.9 million for the quarter ended December 31, 1997 and $23.5 million for the quarter ended December 31, 1996. The following analysis is exclusive of the non-recurring amounts to present the comparability of recurring operations.

    For the quarter ended December 31, 1997 as compared to the quarter ended December 31, 1996, operating profits of the Electrical and Electronic Components group increased $49.1 million to $71.6 million, or 218.2%. Operating profits were 21.4% of sales in the quarter ended December 31, 1997 and 18.7% in the quarter ended December 31, 1996. The increase was principally due to the acquisition of AT&T's submarine systems business in July 1997, as well as increased sales and better margins at TPCG, offset slightly by decreased sales at Allied Electrical Conduit.

    Fire and Security Services profits increased $45.7 million to $146.4 million, or 45.4%. Operating profits were 13.0% of sales in the quarter ended December 31, 1997 and 9.9% in the quarter ended December 31, 1996. The increase was principally due to increases in the service volume of the fire protection and security businesses mentioned above, higher volume and improved margins in the Company's fire protection contracting businesses in North America, Australia and New Zealand, as well as, improved volume and margins in the security service businesses in North America and the United Kingdom.

    Operating profits for the Disposable and Specialty Products Group increased $27.2 million to $123.6 million, or 28.2%. Operating profits were 18.3% of sales in the quarter ended December 31, 1997 and 16.6% in the quarter ended December 31, 1996. The increase was principally due to higher sales and increased margins in Kendall's North American healthcare business, including INBRAND, higher sales and margins at Tyco Plastics and higher profit at ADT Automotive, where the volume of automobiles placed in auctions increased.

    Operating profits for the Flow Control Group increased $20.0 million to $71.9 million, or 38.5%. Operating profits were 13.1% of sales in the quarter ended December 31, 1997 and 10.1% in the quarter ended December 31, 1996. The increase was principally due increased margins in the Company's North American and European flow control products operations, including Keystone's valve products, which have been integrated into the operations of Grinnell and European flow control.

    EFFECTS OF FOREIGN EXCHANGE RATES

    The effect of average foreign exchange rates during the quarter ended December 31, 1997 as compared to the quarter ended December 31, 1996 was not material to the Company's total sales or operating profits.

    INCOME TAX EXPENSE

    The effective income tax rate was 33% during the quarter ended December 31, 1997 and 31% during the quarter ended December 31, 1996.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO
  THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND FOR CALENDAR 1996 COMPARED TO CALENDAR 1995

    OVERVIEW

    Loss before extraordinary item was ($776.8) million, or ($1.50) per share, for Fiscal 1997 compared with ($364.8) million, or ($0.76) per share, for the nine months ended September 30, 1996. Excluding the $1.32 billion ($2.54 per share) after-tax charge for merger and transaction costs, write-offs and integration costs associated with the acquisitions (see Notes 2 and 3 to the Consolidated Financial Statements contained in the Form 10-K), income before extraordinary item rose 42.8% to $543.0 million, or $0.98 per share. The increase was attributable to margin improvements, strong earnings and results of acquired companies in each of the Company's business segments.

    SALES

    Sales increased 29% during Fiscal 1997 to $7.59 billion from $5.87 billion in the nine months ended September 30, 1996. Sales of the Disposable and Specialty Products group increased $580.3 million to $2.0 billion, or 41%, due to increased sales at Kendall, Tyco Plastics and ADT Automotive. At Kendall and Tyco Plastics, the increase in sales resulted principally from the INBRAND and Carlisle acquisitions, respectively, as well as internal growth at Kendall's Healthcare and Polyken businesses. Sales of the Fire and Security Services group increased $473.2 million, or 18%, to $3.15 billion due to increased sales in each geographic region of the Company's fire protection operations, primarily as a result of an increase in the volume of service business, as well as increases in the Company's electronic security services businesses and at Earth Tech. Additionally, the results include Thorn Security ("Thorn") which was acquired in July 1996. Sales of the Flow Control Products group increased $266.8 million to $1.68 billion, or 19%, reflecting higher volume at European Flow Control, including businesses acquired in the last quarter of 1996 and first quarter of Fiscal 1997, from Mueller, including businesses acquired in the third quarter of 1996, as well as increased volume in existing businesses at Allied, including businesses acquired in the first quarter of Fiscal 1997, and Grinnell's distribution operations, where sales increased due to price increases. Sales were relatively unchanged at Keystone, where growth in international operations was offset by reduced U.S. dollar equivalents due to currency fluctuations. Sales of the Electrical and Electronic Components group increased $396.4 million to $754.7 million, or 111%, resulting principally from the acquisition of AT&T's submarine systems business in July 1997 and increased sales at Simplex. Increased sales at the Printed Circuit Group businesses were largely due to the acquisition of ElectroStar in January 1997, and increased unit volume. Allied's electrical conduit operations also increased sales.

    Sales increased 17% during calendar 1996 to $8.10 billion from $6.92 billion in calendar 1995. Sales of the Disposable and Specialty Products group increased $181.3 million to $2.0 billion, or 10%. Increased sales at Kendall and Tyco Plastics were partially offset by Kendall's sale of Futuro business in December of 1995. Kendall's sales include the sales of Professional Medical Products, Inc. which was acquired during the first quarter of fiscal 1996. Sales at ADT Automotive decreased as a result of the disposal of the European auctions business in December 1995. Excluding the impact of the sale, sales at the U.S. auction business increased due to volume of vehicles sold. Sales of the Fire and Security Services group increased

$640.6 million to $3.69 billion, or 21%, due to increased sales in the North American, European, including Thorn, and Asia-Pacific contracting businesses, offset by a slight decline due to the exclusion of sales of the European electronic article surveillance operation and certain businesses in the ASH group, all of which were disposed of in 1995. Increased sales resulted from acquisition of Alert in December 1995 and Earth Tech in the first quarter of 1996. Sales of the Flow Control Products group increased $317.3 million, or 20%, to $1.93 billion, reflecting higher volume at Allied, including businesses acquired by Allied in the second half of 1995 as well as from Grinnell's distribution operations, Keystone, Mueller and European Flow Control. Sales of the Electrical and Electronic Components group increased $48.9 million to $479.0 million, or 11%, resulting principally from higher sales of undersea communications cables at Simplex as well as at the Printed Circuit Group businesses and at Allied's electrical conduit operations.

    (LOSS) INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS

    Pre-tax loss before extraordinary items was $589.8 million in Fiscal 1997 and $159.8 million in the nine months ended September 30, 1996. Pre-tax income increased 40.5%, excluding these acquisition related and non-recurring charges. Fiscal 1997 results include pre-tax charges of $1.43 billion for costs associated with acquisitions. The charges include $917.8 million of merger and transaction costs, restructuring and integration costs related to the consolidation of the businesses, $148.4 million related to the impairment of long-lived assets and $361.0 million for write offs of purchased in-process research and development. See Notes 11 and 15 to the Consolidated Financial Statements contained in the Form 10-K. Following the adoption of Statement of Financial Accounting Standards No. 121 in 1996, ADT recorded a non-recurring charge for the impairment of long-lived assets of $744.7 million, primarily related to goodwill and other intangibles in the Electronic Security Services business. In addition during 1996 the Company incurred $246.1 million related to merger, restructuring and other non-recurring costs. The following analysis is presented exclusive of these amounts to better portray the comparability of recurring operations.

    Operating profits of the Disposable and Specialty Products group increased $52.4 million to $328.7 million in Fiscal 1997, or 19%, reflecting higher earnings at Kendall, including improved manufacturing efficiencies and the earnings of INBRAND, Tyco Plastics, which, in addition to internal growth in volume and prices, includes the results of Carlisle from September 1996, and ADT Automotive. Operating profits of the Fire and Security Services group increased $77.9 million to $336.7 million, or 30% due to higher margins at each geographic region of the Company's fire protection operations and electronic security businesses and Earth Tech, as well as the inclusion of Thorn. The higher margins in fire protection were the result of a higher mix of service work within the contracting business. The operating profits of the Flow Control Products group increased $47.2 million to $193.7 million, or 32%, resulting principally from increases in each of the Company's operations, and the results of businesses acquired in Fiscal 1997. Increases in the Company's European Flow Control businesses were primarily due to increased margins as well as the inclusion of acquisitions. Increases at Allied and Mueller were a combination of stronger operating profits resulting from improved operating efficiencies as well as the inclusion of acquisitions. Operating profits of the Electrical and Electronic Components group increased $69.9 million to $136.4 million, or 105%, due to increased earnings at TSSL, principally due to the acquisition of AT&T's submarine systems business and increased operating levels. Earnings were also up at the Printed Circuit Group businesses, including ElectroStar and at Allied's electrical conduit operations.

    The impact on the consolidated sales and results of operations from changes in foreign exchange rates relative to the value of the U.S. dollar for Fiscal 1997 as compared to the nine months ended September 30, 1996 was not material.

    Operating profits of the Disposable and Specialty Products group increased $40.5 million to $371.9 million in calendar 1996, or 12%, primarily due to increases at Kendall and Tyco Plastics, partially offset by the disposition of European auctions, discussed above. Operating profits of the Fire and Security Services group rose $75.1 million to $356.5 million, or 27%, due to higher margins at fire protection operations in each geographic region, as well as the inclusion of earnings from Alert which was acquired in December 1995, and Earth Tech, which was acquired during the first quarter of 1996. Operating profits of the Flow Control Products group increased $37.5 million to $198.0 million, or 23%, resulting from increased earnings principally at Allied and Mueller and, to a lesser extent, at the group's other operating units. Operating profits of the Electrical and Electronic Components group increased $12.6 million to $89.0 million, or 17%, due to increased earnings at Simpiex, the Printed Circuit Group businesses and at Allied's electrical conduit operations.

    The impact on the consolidated sales and results of operations from changes in foreign exchange rates relative to the U.S. dollar for 1996 as compared to 1995 was not material.

    Corporate and other expenses rose to $44.8 million in Fiscal 1997 from $31.4 million in the nine months ended September 30, 1996 due principally to higher compensation expense under the Company's incentive compensation plans.

    Corporate and other expenses rose to $43.4 million in calendar 1996 from $29.0 million in calendar 1995 due principally to higher compensation expense under the Company's incentive compensation plans and to an increase in expense associated with the Company's accounts receivable financing program. Under the program, the discount on accounts receivable is included in selling, general and administrative expense and is excluded from interest expense. See Note 5 to the Consolidated Financial Statements contained in the Form 10-K.

    INTEREST EXPENSE

    Interest expense decreased $7.5 million to $137.5 million during Fiscal 1997, as compared to the nine months ended September 30, 1996, due to lower average interest rates partially offset by higher average debt balances, as a result of monies borrowed to make acquisitions. Interest expense increased $5.8 million to $193.3 million during 1996 due to higher average debt levels partially offset by lower average interest rates.

    EXTRAORDINARY ITEMS

    Extraordinary items in Fiscal 1997, 1996 and 1995 included net losses amounting to $58.3 million, $1.2 million and $1.5 million, respectively, arising on the reacquisition of certain of the Company's senior, senior subordinated and public notes. Further details are provided in Notes 4 and 13 to the Consolidated Financial Statements contained in the Form 10-K.

    In September 1996, ADT repaid in full all amounts owed by the ASH group under its senior, senior subordinated notes and bank credit agreement. Further details on the net loss amounting to $4.6 million which arose on these transactions are provided in Notes 4 and 13 to the Consolidated Financial Statements contained in the Form 10-K.

    In December 1996, ADT gave notice that it would redeem in full all amounts outstanding to the convertible capital bond holders owed by the ASH group. Further details on the net loss amounting to $1.6 million which arose on this transaction are provided in Notes 4 and 13 to the Consolidated Financial Statements contained in the Form 10-K.

    In December 1996 and July 1995, ADT repaid in full and canceled certain bank credit agreements as part of refinancing arrangements at the time. Further details of the net losses amounting to $1.0 million in 1996 and $8.3 million in 1995 which arose on these transactions are provided in Notes 4 and 13 to the Consolidated Financial Statements contained in the Form 10-K.

    INCOME TAX EXPENSE

    Income tax expense was $187.0 million in Fiscal 1997 and $205.0 million in the nine months ended September 30, 1996. See Note 7 to the Consolidated Financial Statements contained in the Form 10-K.

LIQUIDITY AND CAPITAL RESOURCES

    As presented in the unaudited Consolidated Statement of Cash Flows for the quarters ended December 31, 1997 and 1996 incorporated by reference herein, net cash provided by operating activities was $142.6 million during the quarter ended December 31, 1997. Accounts payable and accrued expenses decreased $237.1 million which resulted principally from spending for merger, restructuring and other non-recurring costs during the quarter. Net changes in other working capital accounts were not significant during the period. The impact of changes in foreign exchange rates did not materially affect net working capital during the quarter.

    During the quarter ended December 31, 1997, the Company used cash to (i) acquire companies for an aggregate of $93.1 million in cash; (ii) purchase $148.5 million of property, plant and equipment; and (iii) pay dividends of $13.2 million and receive $149.5 million upon the exercise of Common Share options.

    At December 31, 1997 the Company's total debt was $2.64 billion, a slight decrease as compared to $2.73 billion at September 30, 1997. The decrease resulted principally from the exchange of LYONs' debt with a $55.1 million principal balance for Common Shares and the net repayment of various borrowings. Shareholders' equity was $3.84 billion, or $6.99 per share, at December 31, 1997, compared to $3.43 billion, or $6.39 per share, at September 30, 1997. Goodwill and other intangible assets was $2.95 billion at December 31, 1997 compared to $2.93 billion at September 30, 1997. The increase in shareholders' equity was due primarily to net income of $239.9 million and proceeds from the exercise of options. Total debt as a percent of total capitalization (total debt and shareholders' equity) was 41% at December 31, 1997 and 44% at September 30, 1997.

    In December 1997, Tyco US terminated a $500 million portion of its existing credit agreement and thereafter had the right to borrow (a) up to $750 million until June 1998 and (b) up to $500 million until June 2002. Balances outstanding at the time of termination were repaid through the issuance of private placement notes, $225 million due in March 1998 and $250 million due in June 1998, all of which bear interest at LIBOR plus 0.25%. The $475 million of private placement notes and the $400 million drawn under the portion of the existing credit agreement due in June 1998 have been classified as long-term liabilities, based on the Company's ability and intent to refinance these obligations on a long-term basis.

    On February 13, 1998, Tyco US entered into a new $2.25 billion credit agreement with a group of commercial banks, giving it the right to borrow (a) up to $1.75 billion until February 12, 1999, with the ability to extend, at the option of Tyco US, to February 12, 2000, and (b) up to $0.5 billion until February 12, 2003, such term converting from a 364-day term to a five-year term upon termination of the existing credit agreement. Repayment of amounts outstanding under this agreement is guaranteed by the Company.

    Simultaneous with the closing of the new credit agreement, Tyco US reduced aggregate commitments available under its existing credit agreement to $950 million by reducing the $750 million portion to $450 million due in June 1998 and amended the terms and conditions, including interest rates, of the existing credit agreement to conform to the new credit agreement.

    Working capital requirements for the remainder of fiscal 1998 are not expected to significantly increase as compared to Fiscal 1997. The level of capital expenditures is not expected to increase materially in fiscal 1998 as compared to annualized Fiscal 1997. The Company believes that its funding sources are adequate for its anticipated requirements, including the acquisition of Sherwood for approximately $1.77 billion in the second quarter of fiscal 1998, through expected cash flow from operations, established financial arrangements and accessing equity and debt capital markets, including the Common

Shares in the Offerings. The Company has an effective shelf registration statement for the issuance of up to $2.0 billion of debt and equity pursuant to which the Offerings are being made.

    BACKLOG

    The backlog of unfilled orders was approximately $2.7 billion at December 31, 1997, as compared to $2.3 billion at September 30, 1997. Backlog increased in the Company's Electrical and Electronic Components, Fire and Security Services and Flow Control Group segments. Within Electrical and Electronic Components, backlog increased principally due to the acquired backlog of AT&T's submarine systems business, as well as new projects issued to TSSL. Within Fire and Security Services, backlog increased principally due to an increase in backlog at the Company's U.S. security business and the European fire business.

    ACCOUNTING AND TECHNICAL PRONOUNCEMENTS

    During the first quarter of fiscal 1998, the Company was required to adopt Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share and is substantially similar to the standards recently issued by the International Accounting Standards Committee entitled "International Accounting Standards Earnings Per Share." Prior period earnings per share data has been restated in accordance with the provisions of this statement. The adoption of SFAS No. 128 did not have a material impact on the financial results of the Company.

    In June 1997, the FASB issued two additional statements, SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," both effective for years beginning after December 15, 1997. Adoption of these standards are not expected to impact the financial results of the Company.

    Financial Reporting Release No. 48, issued by the Securities and Exchange Commission requires certain quantitative and qualitative disclosures about market risks in derivative financial instruments. Potential near term losses in cash flows and earnings from derivative financial instruments held by the Company at September 30, 1997 would not have a material impact on the Company's financial position, results of operations or liquidity.

FORWARD LOOKING INFORMATION

    Certain statements in this Prospectus Supplement are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. In particular, any statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future sales, operating efficiencies and product expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Company, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward-looking statements include, among other things, overall economic and business conditions, the demand for the Company's goods and services, competitive factors in the industries in which the Company competes, changes in government regulations and the timing, impact and other uncertainties of future acquisitions.

              CERTAIN UNITED STATES FEDERAL INCOME, UNITED KINGDOM
                          AND BERMUDA TAX CONSEQUENCES

UNITED STATES

    The following discussion summarizes the material United States federal income tax considerations that apply generally to persons holding the Common Shares of the Company as capital assets and whose functional currency is the U.S. dollar. Kramer, Levin, Naftalis & Frankel, United States counsel to the Company, has rendered an opinion that the discussion that follows accurately reflects the material United States federal income tax consequences of an investment in the Common Shares. That discussion and opinion are based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed United States Treasury Regulations promulgated thereunder, current administrative and judicial interpretations thereof and, in part, on representations by the Company and certain significant assumptions as to facts and circumstances in the future. All of the foregoing are subject to change; any change could apply retroactively and could affect the continuing validity of this discussion. Moreover, counsel's opinions have no binding effect or official status of any kind, and no assurance can be given that the conclusions described below would be sustained by a court if challenged by the Internal Revenue Service ("IRS").

    The discussion below is only a summary for general information purposes of the material United States federal income tax consequences of an investment in the Common Shares of the Company. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor's decision to purchase Common Shares and does not address the United States federal income tax consequences applicable to investors that are subject to special rules under the Code, such as financial institutions, insurance companies, regulated investment companies, dealers in securities, tax-exempt entities, persons that own (or are deemed to own for United States federal income tax purposes) 10 percent or more of the Common Shares or, except as described below, persons that are not United States Shareholders (see "--Non-U.S. Shareholders," below). In addition, it does not describe any tax consequences arising under the tax laws of any state, locality or non-U.S. jurisdiction. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ANY INVESTMENT IN THE COMMON SHARES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.

    As used herein, the term "United States Shareholder" means a holder of Common Shares that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions.

    DISTRIBUTIONS. In general, a distribution (other than in liquidation and other than certain distributions of shares of the Company or of rights to receive shares of the Company) paid by the Company to a United States Shareholder with respect to the Common Shares will be treated as a dividend to the extent of the Company's current and accumulated earnings and profits, as determined under United States federal income tax principles (regardless of whether such distribution is treated as a return of capital for non-tax purposes), with any excess treated first, as a tax-free return of capital which reduces such United States Shareholder's tax basis in its Common Shares to the extent thereof and then, as gain from the sale or exchange of the Common Shares. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution by the Company.

    Under current Company policy, distributions are paid in U.S. dollars to all record shareholders other than those having mailing addresses in the United Kingdom, to whom dividends are paid in U.K. pounds sterling. The amount of any cash distribution paid in pounds sterling to a United States Shareholder will be equal to the U.S. dollar value of the pounds sterling on the date of receipt by the shareholder, whether or not the payment is converted into U.S. dollars at that time. Any gain or loss recognized upon a subsequent sale or other disposition of the pounds sterling generally will be U.S. source ordinary income or loss.

    The amount of any distribution received by a United States Shareholder that is treated as a dividend for United States federal income tax purposes will be included in such shareholder's gross income, treated generally as foreign source "passive" income (or, in the case of certain United States Shareholders, "financial services income") for foreign tax credit purposes, taxed at the rates applicable to ordinary income and generally will not be eligible for any dividends received deduction.

    DISPOSITIONS. In general, gain or loss recognized by a United States Shareholder on the sale or exchange of Common Shares (including a distribution in liquidation of the Company) will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such shareholder's adjusted tax basis in the Common Shares sold or exchanged. Such gain or loss will be long-term capital gain or loss if the United States Shareholder's holding period for the Common Shares is more than one year at the time of the sale or exchange and, in the case of an individual shareholder, will be taxed at the lowest applicable rate if such Shareholder's holding period for the Common Shares is more than eighteen months at such time. In general, any gain recognized by a United States Shareholder on such sale or exchange will be United States source income for foreign tax credit purposes. Under current law, the source of any loss on the sale, exchange or other disposition of the Common Shares is uncertain, though under Proposed Treasury Regulations such loss generally would be foreign source.

    PASSIVE FOREIGN INVESTMENT COMPANY. A Passive Foreign Investment Company ("PFIC") is a non-U.S. corporation (i) 75 percent or more of whose gross income in a taxable year is passive income or (ii) the average value of whose "passive assets" (generally, assets that produce passive income or are held for the production of passive income) is 50 percent or more of the average value of all its assets for such year. For this purpose, passive income generally includes dividends, interest, royalties, rent, annuities and the excess of gains over losses from the disposition of assets that produce passive income. In making these determinations, the Company will take into account as its own gross income and assets its pro rata share of the gross income and assets of any corporation (U.S. or non-U.S.) in which the Company is considered to own (directly or indirectly) 25 percent or more of the shares by value.

    Based on the Company's current and projected income, assets and activities, the Company believes that it will not be classified as a PFIC for its taxable year ending September 30, 1997 or any subsequent taxable year.

    If the Company becomes a PFIC for any taxable year, each United States Shareholder who does not have an election to treat the Company as a "qualified electing fund" (the "QEF election") in effect for such year, as discussed below, would be subject to special rules (regardless of whether the Company remains a PFIC) with respect to certain "excess" distributions by the Company on, and to gain from the disposition (including certain deemed dispositions) of, the Common Shares. Under these rules, (i) the excess distribution or gain would be allocated ratably over the shareholder's holding period for the Common Shares,
(ii) the amount allocated to the current taxable year would be treated as ordinary income and (iii) the amount allocated to each of the prior taxable years during which the shareholder owned the Common Shares and during which the Company was a PFIC would be subject to tax at the highest rate of tax in effect for that year and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such prior year. If a United States Shareholder has made a QEF election for all taxable years that such shareholder has held Common Shares and the Company was a PFIC, distributions and gain would not be deemed to have been recognized ratably over the United States Shareholder's holding period or subject to an interest charge, and gain on the sale of Common Shares would be characterized as capital gain. Instead, each United States Shareholder who has made a QEF election would be required for each taxable year in which the Company was a PFIC to include in income its pro rata share of the ordinary earnings of the Company as ordinary income and its pro rata share of the net capital gain of the Company as long-term capital gain, regardless of whether the Company made any distributions of such earnings or gain. If the Company determines that it is a PFIC for any taxable year, it will so inform the United States Shareholders and will, upon request, furnish the information necessary for a United States Shareholder to make a valid QEF election.

    If the Company becomes a PFIC, a United States Shareholder may make a mark-to-market election with respect to the Common Shares. Under the election, any excess of the fair market value of the Common Shares at the close of any taxable year over the shareholder's adjusted tax basis in the Common Shares would be included in the shareholder's income as ordinary income. In addition, the excess of the adjusted basis at the close of any tax year over the fair market value of the Common Shares would be deductible against ordinary income in an amount equal to the lesser of the amount of such excess and the net mark-to-market gains on the Common Shares that the United States Shareholder had included in income in previous years. If a United States Shareholder made a mark-to-market election after the beginning of its holding period, the shareholder would not avoid the interest charge rule discussed above with respect to the inclusion of ordinary income attributable to periods before the election.

    NON-U.S. SHAREHOLDERS. Subject to the discussion of backup withholding below, dividends paid by the Company with respect to the Common Shares will be exempt from United States federal income tax, including withholding tax, if paid to a shareholder that is not a United States Shareholder (a "non-U.S. Shareholder"), unless the shareholder has an office or other fixed place of business in the United States to which the dividend is attributable and such income is derived in the active conduct of a banking, financing or similar business within the United States or is received by a corporation whose principal business is the trading in stock or securities for its own account and certain other conditions are met.

    A non-U.S. Shareholder will not be subject to United States federal income or withholding tax on gain realized on the sale or other disposition of Common Shares, unless (i) such gain is effectively connected with the conduct by the shareholder of a trade or business within the United States or (ii) in the case of gain realized by an individual shareholder, the shareholder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

    INFORMATION REPORTING AND BACKUP WITHHOLDING. Certain non-corporate shareholders may be subject to information reporting and backup withholding at a rate of 31 percent on distributions with respect to the Common Shares or the proceeds of disposition of Common Shares if such distributions or disposition proceeds are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers outside the United States. Backup withholding will apply to a United States Shareholder only if it (i) fails to furnish its Taxpayer Identification Number ("TIN"), (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends or (iv) under certain circumstances fails to certify, under penalties of perjury, that it has furnished a correct TIN and that it has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. A non-U.S. Shareholder will not be subject to information reporting (and, where it applies, back-up withholding) if it certifies its non-U.S. status or if the non-U.S. office of a broker has documentary evidence in its records as to the shareholder's non-U.S. status. The amount of any backup withholding from a payment to a shareholder will be allowed as a credit against such shareholder's United States federal income tax liability, if any, and may entitle such shareholder to a refund, provided that certain required information is furnished to the IRS.

    Proposed Treasury Regulations would change the information reporting and backup withholding rules described above. Prospective investors in the Common Shares should consult their own tax advisers as to the application of information reporting and backup withholding to their particular circumstances.

UNITED KINGDOM

    In the opinion of Allen & Overy, special legal advisers in England for the Company, under current United Kingdom law: (a) United Kingdom resident shareholders will be normally liable to income tax or corporation tax on dividends paid by the Company at the rate applicable to their particular circumstances, although, if such shareholders are not domiciled in the United Kingdom, any such liability is limited to the extent that such dividends (if any) are remitted or deemed to be remitted to the United Kingdom. If dividends are paid by or through a paying agent or collecting agent in the United Kingdom, such agent may be required to withhold or deduct for or on account of United Kingdom income tax at the lower rate (currently 20 percent) from the amount of such dividends unless evidence in a form satisfactory to the Inland Revenue is produced that the person beneficially entitled to the dividend is the beneficial owner of the Common Shares and is not resident in the United Kingdom for tax purposes. The amount of United Kingdom tax withheld will be available as a credit against the liability of United Kingdom resident shareholders to pay income tax or corporation tax as appropriate in respect of the relevant dividend; (b) shareholders who are resident (or, in the case of individuals, resident or ordinarily resident) in the United Kingdom will normally be liable to capital gains tax arising from any gain made on a disposal of Common Shares at the rate applicable to their particular circumstances, although, if such shareholders are individuals not domiciled in the United Kingdom, any such liability is limited to the extent that amounts in respect of such gains are received or deemed to be received in the United Kingdom; and (c) where the Common Shares are held on the United Kingdom register and there is a transfer or an agreement to transfer those shares, a liability to United Kingdom stamp duty or stamp duty reserve tax will normally arise.

BERMUDA

    In the opinion of Appleby, Spurling & Kempe, attorneys in Bermuda for the Company, as of the date hereof, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable in respect of distributions by the Company with respect to the Common Shares or in respect of capital gains realized on a disposition of the Common Shares. Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966, as amended, an undertaking that, in the event of there being enacted in Bermuda any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets, gain or appreciation, or any tax in the nature of an estate or inheritance tax or duty, the imposition of such tax shall not be applicable to the Company or any of its operations, nor to its common shares, nor to obligations of the Company until the year 2016. This undertaking applies to the Common Shares. This undertaking does not, however, prevent the application of Bermuda taxes to persons ordinarily resident in Bermuda.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Credit Suisse First Boston Corporation, Lehman Brothers Inc. and J.P. Morgan Securities Inc. (the "U.S. Underwriters") and concurrently with the sale of 4,400,000 Common Shares to the International Managers (as defined below), the Company has agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally and not jointly has agreed to purchase from the Company, the number of Common Shares set forth opposite its name below:

                                                                                         ------NUMBER OF
U.S. UNDERWRITERS                                                                         COMMON SHARES
---------------------------------------------------------------------------------------  ---------------

Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.................................................................       4,400,000
Credit Suisse First Boston Corporation.................................................       4,400,000
Lehman Brothers Inc....................................................................       4,400,000
J.P. Morgan Securities Inc.............................................................       4,400,000
                                                                                         ---------------
          Total........................................................................      17,600,000
                                                                                         ---------------
                                                                                         ---------------

    The Company has also entered into an international purchase agreement (the "International Purchase Agreement") with Merrill Lynch International, Credit Suisse First Boston (Europe) Limited, Lehman Brothers International (Europe) and J.P. Morgan Securities Ltd. (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 17,600,000 Common Shares to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company has agreed to sell to the International Managers, and the International Managers have severally and not jointly agreed to purchase from the Company, an aggregate of 4,400,000 Common Shares. The initial public offering price per share and total underwriting discount per share are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

    In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the Common Shares being sold pursuant to each such agreement if any of such Common Shares being sold pursuant to such agreement are purchased. Under certain circumstances, under the U.S. Purchase Agreement and the International Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closing with respect to the sale of Common Shares to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

    The U.S. Underwriters have advised the Company that the U.S. Underwriters propose initially to offer the Common Shares to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $.84 per Common Share. The U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per Common Share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The Company has granted an option to the U.S. Underwriters, exercisable for 30-days after the date of this Prospectus Supplement, to purchase up to an aggregate of 2,640,000 additional Common Shares at the initial public offering price set forth on the cover page of this Prospectus Supplement, less the underwriting discount. The U.S. Underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the Common Shares offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional Common Shares proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company has also granted an option to the International Managers, exercisable for 30-days after the date of this Prospectus Supplement, to purchase up to an aggregate of 660,000 additional Common Shares to cover over-allotments, if any, on terms similar to that granted to the U.S. Underwriters.

    The Company and certain of the Company's officers have agreed, subject to certain exceptions, including exceptions relating to employee benefit arrangements, that they will not, directly or indirectly, for a period of 60 days following the date of this Prospectus Supplement, except with the prior written consent of Merrill Lynch, on behalf of the Underwriters, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of the Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares, whether now owned or hereafter acquired by the Company or with respect to which the Company has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise.

    The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell Common Shares to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell Common Shares will not offer to sell or sell Common Shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell Common Shares will not offer to sell or sell Common Shares to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

    The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act or to contribute to payments the U.S. Underwriters and International Managers may be required to make in respect thereof.

    Until the distribution of the Common Shares is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Shares. As an exception to these rules, the U.S. Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Shares.

    If the Underwriters create a short position in the Common Shares in connection with the Offerings, i.e., if they sell more Common Shares than are set forth on the cover page of this Prospectus Supplement, the U.S. Underwriters may reduce that short position by purchasing Common Shares in the open market. The U.S. Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    In general, purchases of a security for the purchase of stabilization or to reduce a short position could cause the price of the security to be higher than it might have been in the absence of such purchases.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the

Common Shares. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Certain of the Underwriters have provided from time to time, and expect to provide in the future, investment banking services to the Company, for which such Underwriters have received and will receive customary fees and commissions. In addition, from time to time, in the ordinary course of their respective businesses, certain of the Underwriters and certain of their affiliates engage and may in the future engage in commercial banking transactions with the Company. Morgan Guaranty Trust Company of New York ("MGT"), an affiliate of J.P. Morgan Securities Inc. and J.P. Morgan Securities Ltd., and Credit Suisse, an affiliate of Credit Suisse First Boston Corporation and Credit Suisse First Boston (Europe) Limited, are agent banks and/or lenders under certain of Tyco US's credit facilities. As lenders under such credit facilities, MGT and Credit Suisse may receive in excess of 10% of the net proceeds of the Offerings. See "Use of Proceeds." Accordingly, the Offerings will be conducted in accordance with Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

                               VALIDITY OF SHARES

    The validity of the Common Shares offered hereby will be passed upon for the Company by Appleby, Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel to the Company. Certain other legal matters will be passed upon for the Company by M. Brian Moroze, Esq., General Counsel of Tyco US, Exeter, New Hampshire, and by Kramer, Levin, Naftalis & Frankel, 919 Third Avenue, New York, New York 10022, counsel to the Company. Mr. Moroze owns 47,640 Common Shares. Joshua M. Berman, a director and Vice President of the Company, is counsel to the law firm of Kramer, Levin, Naftalis & Frankel and owns 68,000 Common Shares. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004. Fried, Frank, Harris, Shriver & Jacobson will rely on Appleby, Spurling & Kempe, Bermuda counsel to the Company, with respect to matters of Bermuda law.

PROSPECTUS

                                 $2,000,000,000

                            ------------------------

                            TYCO INTERNATIONAL LTD.
                            ------------------------

                                DEBT SECURITIES
                                 COMMON SHARES
                            SHARE PURCHASE CONTRACTS
                              SHARE PURCHASE UNITS
                            ------------------------

    Tyco International Ltd. (the "Company" or "Tyco") may offer from time to time (i) unsecured debt securities ("Debt Securities") consisting of debentures, notes and/or other evidences of unsecured indebtedness in one or more series,
(ii) common shares, par value U.S.$0.20 per share ("Common Shares"), (iii) Share Purchase Contracts ("Share Purchase Contracts") to purchase Common Shares or
(iv) Share Purchase Units ("Share Purchase Units"), each representing ownership of a Share Purchase Contract and Debt Securities or debt obligations of third parties, including U.S. Treasury securities, securing the holder's obligation to purchase Common Shares under the Share Purchase Contracts (the Debt Securities, Common Shares, Share Purchase Contracts and Share Purchase Units are collectively referred to as "Securities"), or any combination of the foregoing, at an aggregate initial offering price not to exceed U.S.$2,000,000,000, or its equivalent if some or all of the Debt Securities are denominated in one or more foreign currencies, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale.

    Specific terms of the particular Securities in respect of which this Prospectus is being delivered will be set forth in one or more accompanying Prospectus Supplements (each a "Prospectus Supplement"), together with the terms of the offering of the Securities and the initial price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Securities, without limitation, the following: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior debt or subordinated debt, authorized denomination, maturity, rate or method of calculation of interest and dates for payment thereof, any exchangeability, conversion, redemption, prepayment or sinking fund provisions, the currency or currencies or currency unit or currency units in which principal, premium, if any, or interest, if any, is payable, any modification of the covenants and any other specific terms thereof; (ii) in the case of Common Shares, the number of shares of Common Shares and the terms of the offering and sale thereof; (iii) in the case of Share Purchase Contracts, the number of Common Shares issuable thereunder, the purchase price of the Common Shares, the date or dates on which the Common Shares are required to be purchased by the holders of the Share Purchase Contracts, any periodic payments required to be made by the Company to the holders of the Share Purchase Contracts or visa versa, and the terms of the offering and sale thereof; and
(iv) in the case of Share Purchase Units, the specific terms of the Share Purchase Contracts and any Debt Securities or debt obligations of third parties securing the holder's obligation to purchase Common Shares under the Share Purchase Contracts, and the terms of the offering and sale thereof. The amounts payable by the Company in respect of Debt Securities may be calculated by reference to the value, rate or price of one or more specified commodities, currencies or indices as set forth in the Prospectus Supplement. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to the holders of Securities covered by the Prospectus Supplement.

    The Company may sell Securities offered hereby to or through underwriters or dealers, and also may sell Securities directly to other purchasers or through agents. The Prospectus Supplement will also set forth the names of the underwriters, dealers and agents involved in the sale of the Securities offered hereby, the principal amounts, if any, to be purchased by the underwriters or agents and the compensation, if any, of such underwriters or agents and any applicable commissions or discounts. The net proceeds to the Company from the sale of the Securities offered hereby will also be set forth in the Prospectus Supplement.

    This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

                           --------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           --------------------------

               The date of this Prospectus is February 19, 1998.

    No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or the accompanying Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter, dealer or agent. Neither the delivery of this Prospectus or the accompanying Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create an implication that the information contained herein or in the accompanying Prospectus Supplement is correct as of any date subsequent to the date hereof or thereof or that there has been no change in the affairs of the Company since the date hereof or thereof. Neither this Prospectus nor the accompanying Prospectus Supplement constitutes an offer to sell or a solicitation of an offer to buy Securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), all of which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a site on the World Wide Web, and the reports, proxy statements and other information filed by the Company with the Commission may be accessed electronically on the Web at http:/ /www.sec.gov. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, where the Common Shares are listed.

    This Prospectus constitutes part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Shares. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, where a copy of such document has been filed as an exhibit to the Registration Statement or otherwise has been filed with the Commission, reference is made to the copy of the applicable document so filed. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus:

    The Company's Transition Report on Form 10-K for the fiscal year ended September 30, 1997.

    The Company's Transition Report on Form 10-K/A for the fiscal year ended September 30, 1997.

    The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997.

    All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities made hereby shall be deemed to be incorporated by reference into this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner of Securities, upon the written or oral request of any such person, a copy of any and all of the documents that have been or may be incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to David Brownell, Senior Vice President, Tyco International (US) Inc., One Tyco Park, Exeter, New Hampshire 03833 (telephone: (603) 778-9700).

                                  THE COMPANY

    Tyco International Ltd. ("Tyco" or the "Company") is a diversified manufacturing and service company that, through its subsidiaries, operates in four segments: (i) the manufacture and distribution of disposable medical supplies and other specialty products, and the conduct of vehicle auctions and related services; (ii) the design, manufacture, installation and service of fire detection and suppression systems, and the installation, monitoring and maintenance of electronic security systems; (iii) the manufacture and distribution of flow control products; and (iv) the manufacture and distribution of electrical and electronic components, and the design, manufacture, installation and service of undersea cable communication systems.

    Tyco's strategy is to be the low-cost, high quality producer and provider in each of its markets. It promotes its leadership position by investing in existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of its existing operations and its business acquisitions, Tyco seeks to enhance shareholder value through increased earnings per share and strong cash flows.

    On July 2, 1997, Tyco International Ltd., a Massachusetts corporation ("Former Tyco"), merged with a subsidiary of the Company, with the Company being the continuing public company. In connection with the merger, the Company changed its name from ADT Limited ("ADT") to Tyco International Ltd.

    The Company reviews acquisition opportunities in the ordinary course of its business, some of which may be material and some of which are currently under investigation, discussion or negotiation.

    The Company is a Bermuda company. Its registered and principal executive offices are located at The Gibbons Building, 10 Queen Street, Hamilton HM11 Bermuda, and its telephone number is (441) 292-8674. The executive office of Tyco International (US) Inc., the subsidiary that supervises the activities of the subsidiaries of Tyco International Ltd. in North America, is located at One Tyco Park, Exeter, New Hampshire 03833, and its telephone number is (603) 778-9700.

                                USE OF PROCEEDS

    Except as otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities to refinance, in part, existing indebtedness, to finance, in part, the cost of acquisitions, including Sherwood, and for general corporate purposes. Funds not required immediately for such purposes may be invested temporarily in short-term marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for the Company for the three months ended December 31, 1997, the nine month transitional fiscal year ended September 30, 1997, and the years ended December 31, 1996, 1995, 1994 and 1993.

                                                                                FISCAL YEAR
                                                             THREE MONTHS          ENDED
                                                                 ENDED           SEPTEMBER          YEAR ENDED DECEMBER 31,
                                                               DECEMBER             30,        ---------------------------------
                                                               31, 1997           1997(3)         1996        1995       1994
                                                           -----------------  ---------------     -----     ---------  ---------
Ratio of earnings to fixed charges(1)(2).................           6.37                (4)            (4)       3.00       3.33


                                                             1993
                                                           ---------
Ratio of earnings to fixed charges(1)(2).................       2.76

------------------------

(1) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, cumulative effect of change in accounting methods and extraordinary items, and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt expenses and one-third of rent expense which is deemed representative of an interest factor.

(2) On July 2, 1997, a wholly-owned subsidiary of the Company merged with Former Tyco. On August 27, 1997, the Company consummated a merger with INBRAND, and, on August 29, 1997, the Company consummated a merger with Keystone. Each of the three merger transactions qualifies for pooling of interests basis of accounting. As such, the ratio of earnings to fixed charges for the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995, 1994 and 1993 include the effect of the mergers, except that the calculation presented above for periods prior to January 1, 1997 does not include INBRAND due to immateriality.

   Prior to the respective mergers, ADT and Keystone had calendar year ends and Former Tyco and INBRAND had June 30 fiscal year ends. The historical results upon which the ratios are based have been combined using a calendar year end for ADT, Keystone and Former Tyco for the year ended December 31, 1996. For 1995, 1994, and 1993, the ratio of earnings to fixed charges reflects the combination of ADT and Keystone with a calendar year end and Former Tyco with a June 30 fiscal year end.

(3) In September 1997, the Company changed its fiscal year end from December 31 to September 30. The fiscal year ended September 30, 1997 represents the nine month period ended September 30, 1997.

(4) Earnings were insufficient to cover fixed charges by $589.7 million and $61.2 million in 1997 and 1996, respectively.

   Earnings for the nine months ended September 30, 1997 and the year ended
    December 31, 1996 included merger, restructuring and other nonrecurring charges of $917.8 million and $246.1 million, respectively. Earnings also include a charge for the impairment of long-lived assets of $148.4 million and $744.7 million, respectively in the 1997 and 1996 periods. The 1997 period also includes a write off of purchased in process research and development of $361.0 million.

   On a pro forma basis the ratio of earnings to fixed charges excluding merger, restructuring and other nonrecurring charges, charge for the impairment of long-lived assets and write off of purchased in process research and development would have been 5.44x and 4.68x for the nine months ended September 30, 1997 and year ended December 31, 1996, respectively.

                         DESCRIPTION OF DEBT SECURITIES

    The Debt Securities offered hereby will be issued under an indenture (hereinafter the "Indenture"), between the Company and the trustee thereunder (hereinafter referred to as the "Trustee"). The following statements are subject to the detailed provisions of the Indenture, a copy of which is filed as an exhibit to this Registration Statement. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

    The particular terms of the Debt Securities offered by a Prospectus Supplement will be described in the particular Prospectus Supplement, along with any applicable modifications of or additions to the general terms of the Debt Securities as described herein and in the Indenture or in any supplemental indenture thereto and any applicable material federal income tax considerations. Accordingly, for a description of the terms of any series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities set forth in this Prospectus.

GENERAL

    The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that the Debt Securities may be issued from time to time in one or more series unless otherwise provided in any supplemental indenture and the applicable Prospectus Supplement.

    Unless otherwise provided in any supplemental indenture and specified in the applicable Prospectus Supplement, Debt Securities offered pursuant to this Prospectus will be direct, unsecured and unsubordinated obligations of the Company and will rank equally with other unsecured and unsubordinated obligations of the Company for money borrowed. Except as may be provided in any supplemental indenture and set forth in the applicable Prospectus Supplement, the Indenture does not limit other indebtedness or securities which may be incurred or issued by the Company or any of its subsidiaries or contain financial or similar restrictions on the Company or any of its subsidiaries. Except as may be provided in any supplemental indenture and set forth in the applicable Prospectus Supplement, the Company's rights and the rights of its creditors, including holders of Debt Securities, to participate in any distribution of assets of any subsidiary upon the latter's liquidation or reorganization or otherwise will be effectively subordinated to the claims of the subsidiary's creditors, except to the extent that the Company or any of its creditors may itself be a creditor of that subsidiary.

    A Prospectus Supplement will set forth where applicable the following terms of and information relating to the Debt Securities offered pursuant to this
Prospectus: (i) the designation of the Debt Securities; (ii) the aggregate principal amount of the Debt Securities; (iii) the date or dates on which principal of, and premium, if any, on the Debt Securities is payable; (iv) the rate or rates at which the Debt Securities shall bear interest, if any, or the method by which such rate shall be determined, the date or dates from which interest will accrue and on which such interest will be payable and the related record dates; (v) if other than the offices of the Trustee, the place where the principal of and any premium or interest on the Debt Securities will be payable;
(vi) any redemption, repayment or sinking fund provisions; (vii) if other than denominations of $1,000 or multiples thereof, the denominations in which the Debt Securities will be issuable; (viii) if other than the principal amount thereof, the portion of the principal amount due upon acceleration; (ix) whether the Debt Securities shall be issued in the form of a global security or securities; (x) any other specific terms of the Debt Securities (which may, for example, include the currency, and any index used to determine the amount, of payment of principal of and any premium and interest on the Debt Securities); and (xi) if other than the Trustee, the identity of any trustees, paying agents, transfer agents or registrars with respect to the Debt Securities.

    Unless otherwise provided in any supplemental indenture and specified in the applicable Prospectus Supplement, Debt Securities offered pursuant to this Prospectus will be issued either in certificated, fully registered form, without coupons, or as global notes under a book-entry system.

    Upon receipt of an authentication order from the Company together with any other documentation required by the Indenture or any supplemental indenture thereto, the Trustee will authenticate Debt Securities in the appropriate form and for the amount specified in the applicable Prospectus Supplement and the supplemental indenture relating thereto.

    Unless otherwise provided in any supplemental indenture and specified in the applicable Prospectus Supplement, principal and premium, if any, will be payable, and the Debt Securities offered pursuant to this Prospectus will be transferable and exchangeable without any service charge, at the office of the Trustee. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any such transfer or exchange.

    Interest, if any, on any series of Debt Securities offered pursuant to this Prospectus will be payable on the interest payment dates set forth in the accompanying Prospectus Supplement to the persons described in the accompanying Prospectus Supplement.

    If Debt Securities offered pursuant to this Prospectus are issued as original issue discount securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at more than a DE MINIMIS discount below their stated principal amount, the federal income tax consequences to the holders of Debt Securities and other special considerations applicable to such original issue discount securities will be as provided in the applicable Prospectus Supplement.

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, there are no covenants or provisions contained in the Indenture which afford the holders of Debt Securities offered pursuant to this Prospectus protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company. The consummation of any highly leveraged transaction, reorganization, restructuring, merger or similar transaction could cause a material decline in the credit quality of the outstanding Debt Securities.

BOOK-ENTRY SYSTEM

    If so specified in the applicable Prospectus Supplement, Debt Securities of any series offered pursuant to this Prospectus may be issued under a book-entry system in the form of one or more global securities ("Global Securities"). Each Global Security will be deposited with, or on behalf of, a depositary, which, unless otherwise specified in the accompanying Prospectus Supplement, will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee. The specific terms of the depositary arrangement with respect to any series of Debt Securities, or portion thereof, to be represented by a Global Security will be provided in the supplemental indenture relating thereto and described in the applicable Prospectus Supplement.

    The Depositary has advised the Company as follows: the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "clearing agency" registered pursuant to the provisions of section 17A of the Exchange Act. The Depositary was created to hold securities of persons who have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include certain other organizations. Indirect access to the Depositary book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    Upon the issuance of a Global Security, the Depositary or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of participants. The accounts to be credited will be designated by the underwriters or agents, if any, or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in the Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdiction require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

    So long as the Depositary or its nominee is the registered owner of a Global Security, it will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Security will not be entitled to have the Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificates representing the Debt Securities and will not be considered the owners or holders thereof under the Indenture.

    Payment of principal of, premium, if any, and any interest on Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security. None of the Company, the Trustee, any paying agent or registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company has been advised by the Depositary that the Depositary will credit participants' accounts with payments of principal, premium, if any, or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. The Company expects that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the account of customers registered in "street name," and will be the responsibility of such participants.

    A Global Security may not be transferred except as a whole to a nominee or successor of the Depositary. If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within ninety days, the Company will issue certificates in registered form in exchange for the Global Security or securities representing the Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have Debt Securities of a series represented by a Global Security and, in such event, will issue certificates in definitive form in exchange for the Global Security representing such Debt Securities.

COVENANTS

    Any covenants, including any restrictive covenants, of the Company with respect to any series of Debt Securities will be provided in a supplemental indenture and described in the applicable Prospectus Supplement.

MERGER, CONSOLIDATION, SALE, LEASE OR CONVEYANCE

    The Indenture provides that unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, the Company will not merge or consolidate with any other corporation and will not sell, lease or convey all or substantially all of its assets to any person, unless the Company shall be the continuing corporation, or the successor corporation or person that acquires all or substantially all of the assets of the Company shall expressly assume the payment of principal of, premium, if any, and interest on the Debt Securities and the observance of all the covenants and agreements under the Indenture to be performed or observed by the Company, and immediately after such merger, consolidation, sale, lease or conveyance, the Company, such person or such successor corporation shall not be in default in the performance of the covenants and agreements of the Indenture to be performed or observed by the Company.

EVENTS OF DEFAULT

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, an Event of Default with respect to Debt Securities of any series issued under the Indenture is defined in the Indenture as being: default for 30 days in payment of any interest upon any Debt Securities of such series; default in any payment of principal of or premium, if any, on any Debt Securities of such series (including any sinking fund payment); default by the Company in performance of any other of the covenants or agreements in respect of the Debt Securities of such series or the Indenture which shall not have been remedied for a period of 90 days after written notice to the Company by the Trustee or the holders of at least 25% of the principal amount of all Debt Securities of all affected series, as provided in the supplemental indenture relating thereto and described in the applicable Prospectus Supplement, specifying that such notice is a "Notice of Default" under the Indenture; certain events involving bankruptcy, insolvency or reorganization of the Company; or any other Event of Default established for the Debt Securities of such series set forth in the accompanying Prospectus Supplement. Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, the Indenture requires that the Trustee transmit notice of any uncured default under the Indenture with respect to any series, within 90 days after the occurrence of such default, to the holders of Debt Securities of each affected series, except that the Trustee may withhold notice to the holders of any series of the Debt Securities of any default (except in payment of principal of, premium, if any, or interest on, such series of Debt Securities) if the Trustee considers it in the interest of the holders of such series of Debt Securities to do so.

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, (a) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on, any series of Debt Securities issued under the Indenture or due to the default in the performance or breach of any other covenant or agreement of the Company applicable to the Debt Securities of such series but not applicable to all outstanding Debt Securities issued under the Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the Debt Securities of each affected series issued under the Indenture and then outstanding (each such series voting as a separate class) may declare the principal of all Debt Securities of such affected series and interest accrued thereon to be due and payable immediately; and (b) if an Event of Default due to a default in the performance of any other of the covenants or agreements in the Indenture applicable to all outstanding Debt Securities issued thereunder and then outstanding, or due to a default in payment at final maturity upon or acceleration of indebtedness for money borrowed in the principal amount set forth in the applicable Prospectus Supplement, or to certain events of bankruptcy, insolvency and reorganization of the Company shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of all Debt Securities issued under the Indenture and then outstanding (treated as one class) may declare the principal of all such Debt Securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of, premium, if any, or interest on such Debt Securities) by the holders of a majority in principal amount of the Debt Securities of all such affected series then outstanding (each such series voting as a separate class or all such Debt Securities voting as a single class, as the case may be).

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, the holders of a majority in principal amount of the Debt Securities of each series then outstanding and affected (with each series voting as a separate class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to the Debt Securities of such series under the Indenture, subject to certain limitations specified in the Indenture, provided that the holders of such Debt Securities shall have offered to the Trustee reasonable indemnity against expenses and liabilities.

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, no holder of Debt Securities of any series may institute any action against the Company under the Indenture (except actions for payment of overdue principal, premium, if any, or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the Debt Securities of each affected series (with each series voting as a separate class) issued under the Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, and the Trustee shall not have instituted such action within 60 days of such request, and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the Debt Securities of each affected series (with each series voting as a separate class) issued under such Indenture and then outstanding.

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, the Company is required to file annually with the Trustee a written statement as to compliance with the covenants and agreements contained in the Indenture.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, the Company may discharge certain obligations with respect to any series of Debt Securities issued under the Indenture by irrevocably depositing with the applicable Trustee cash or direct obligations of the United States as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of, premium, if any, and interest on such Debt Securities upon the terms and conditions set forth in the Indenture and described in the applicable Prospectus Supplement relating to such Debt Securities.

MODIFICATION OF THE INDENTURE

    The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority of principal amount of the Debt Securities at the time outstanding of all series affected (voting as one class), to modify the Indenture or any supplemental indenture or the rights of the holders of the Debt Securities, except that no such modification shall
(i) extend the final maturity of any of the Debt Securities or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or impair or affect the right of any holder of the Debt Securities to institute suit for the payment thereof without the consent of the holder of each of the Debt Securities so affected or (ii) reduce the aforesaid percentage in principal amount of Debt Securities, the consent of the holders of which is required for any such modification, without the consent of the holders of all Debt Securities then outstanding.

    The Indenture contains provisions permitting the Company and the Trustee, without the consent of any holders of Debt Securities, to enter into a supplemental indenture, amoung other things, for purposes of curing any ambiguity or correcting or supplementing any provision contained in the Indenture or in any supplemental indenture or making other provisions in regard to the matters or questions arising under the Indenture or any supplemental indenture as the Board of Directors of the Company deems necessary or desirable and which does not adversely affect the interest of the holders of Debt Securities in any material respect. The Company and the Trustee, without the consent of any holders of Debt Securities, may also enter into a supplemental indenture to establish the form or terms of any series of Debt Securities as are not otherwise inconsistent with any of the provisions of the Indenture.

                          DESCRIPTION OF CAPITAL STOCK

    The summary of the terms of the share capital of Tyco set forth below does not purport to be complete and is qualified by reference to the Tyco Memorandum of Association (the "Tyco Memorandum") and the Bye-laws of Tyco (the "Tyco Bye-Laws"). Copies of the Tyco Memorandum and the Tyco Bye-Laws are filed as exhibits to the Registration Statement.

AUTHORIZED SHARE CAPITAL

    Tyco's authorized share capital consists of 750,000,000 Common Shares, par value U.S.$0.20 per share, 125,725,000 convertible cumulative redeemable preference shares, par value $1 per share, divided into three classes (the "Convertible Preference Shares") (including a class of first preference shares (the "First Preference Shares")), and 25,000 exchangeable cumulative redeemable preference shares, par value $1 per share (the "Exchangeable Preference Shares") (the Convertible Preference Shares and the Exchangeable Preference Shares, collectively, the "Preference Shares"). As of January 16, 1998, there were 550,182,802 Common Shares outstanding and no Preference Shares outstanding. As of such date, 7,500,000 First Preference Shares had been designated as Series A First Preference Shares and reserved for issue upon exercise of the Rights under Tyco's Shareholder Rights Plan. At Tyco's 1998 Annual General Meeting scheduled to be held on March 27, 1998, shareholders will be asked to approve changing the authorized share capital of Tyco to consist entirely of 1,503,750,000 Common Shares, par value U.S.$.20 per share, and 125,000,000 preference shares, par value U.S.$1 per share (being the First Preference Shares), of which 7,500,000 will be designated Series A First Preference Shares.

COMMON SHARES

    DIVIDENDS. The Board of Directors of Tyco may declare dividends out of profits of Tyco available for that purpose as long as there are no reasonable grounds for believing that Tyco is, or after such dividend would be, unable to pay its liabilities as they became due or if the realizable value of Tyco's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. Subject to such special rights as may be attached to any other shares in Tyco, all dividends are payable according to the amounts paid or credited as paid on Common Shares. Dividends are normally payable in U.S. dollars, but holders with a registered address in countries outside the United States may receive payment in another currency. Any dividend which is unclaimed after a period of 12 years is forfeited and reverts to Tyco.

    VOTING RIGHTS. At any general meeting of Tyco, votes may be given in person or by proxy and each holder of Common Shares is entitled, on a show of hands, to one vote and, on a poll, to one vote for each Common Share held by him. The Tyco Bye-Laws require that any proxy must be a shareholder of Tyco. Under the Tyco Bye-Laws, two holders of Common Shares present, in person or by proxy, constitute a quorum at a general meeting.

    LIQUIDATION. On a liquidation of Tyco, holders of Common Shares are entitled to receive any assets remaining after the payment of the Tyco's debts and the expenses of the liquidation, subject to such special rights as may be attached to any other class of shares.

    SUSPENSION OF RIGHTS. In certain circumstances, the rights of a shareholder to vote and to receive any payment or income or capital in respect of a Common Share may be suspended. The Tyco Bye-Laws provide that a shareholder is not entitled (except as proxy for another shareholder) to be present or vote at any meeting if such shareholder has been served, and failed to comply, with a notice under the Tyco Bye-Laws stating that such shareholder must make an offer in accordance with the UK City Code on Takeovers and Mergers, as applied by the Tyco Bye-Laws, or otherwise in accordance with the Tyco Bye-Laws. The effect of these provisions is that if any person (and persons acting in concert with such person) acquires shares which carry 30 per cent or more of the voting rights of Tyco, such person may be required to make an offer for all the outstanding shares to acquire such shares for cash, on the terms set forth in the Tyco Bye-Laws. The Tyco Bye-Laws also provide that a shareholder loses the right to vote for a period of 180 days if such shareholder acquires three per cent or more of the issued share capital of any class, either alone or with others, and fails to notify Tyco of such acquisition within two days or, if he already possesses three per cent or more, such shareholder fails to notify Tyco of a change in the shareholder's interest amounting to one per cent or more of the share capital of any class and such shareholder is so notified by the Board of Directors of such loss of right. In addition, the Tyco Bye-Laws provide that any person who is known or believed by Tyco to be interested in Common Shares and has failed to comply with a notice from Tyco requesting specified information regarding such person's interests in shares shall lose the right to vote for the period during which such person fails to comply with the notice plus an additional 90 days. The right of a shareholder to receive payments of income and capital on a share may be suspended while the voting rights attached to such share are suspended.

    VARIATION OF RIGHTS. If at any time the share capital of Tyco is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of the issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of the shares of that class by a majority of three-fourths of such holders voting in person or by proxy.

    TRANSFERS. Common Shares may be transferred in any manner the Tyco Board of Directors may approve. The Board of Directors may require the transfer to be by an instrument signed by the transferor and, in the case of a partly paid share, also by the transferee. The instrument must be in writing in the usual common form or in any other form which the Board of Directors may approve and must be lodged at the office of the registrar of Tyco for registration. The Tyco Board of Directors may decline to register any transfer of shares on which Tyco has a lien or any transfer of shares not fully paid up. Under the Tyco Bye-Laws, the Board of Directors may decline to register any transfer of shares by a transferor or to a transferee on whom Tyco has duly served a notice in respect of such shares under any of the provisions of the Tyco Bye-Laws referred to above under "Suspension of Rights" during a period of suspension of voting rights pursuant to those provisions.

    REGISTRAR AND TRANSFER AGENT. AS&K Services Ltd. is Tyco's Registrar. ChaseMellon Shareholder Services, L.L.C. is the transfer agent for Common Shares.

PREFERENCE SHARES

    Under the Tyco Bye-Laws, the Tyco Board of Directors, in its sole discretion, may designate, allot and issue one or more series of First Preference Shares from the authorized and unissued First Preference Shares. Subject to limitations imposed by law, the Tyco Memorandum or the Tyco Bye-Laws, the Board of Directors is empowered to determine the designation of, and the number of shares constituting, each series of First Preference Shares, the dividend rate for each series, the terms and conditions of any voting and conversion rights for each series, the amounts payable on each series on redemption or return of capital and the preference and relative rights among each series of First Preference Shares. The Board of Directors' powers in this regard will not be affected by the proposed change in the authorized share capital referred to above under "Authorized Share Capital."

SHAREHOLDER RIGHTS PLAN

    In 1996, Tyco adopted a Shareholder Rights Plan (the "Shareholder Rights Plan"). The Shareholder Rights Plan provides that unless certain actions are taken by the Tyco Board of Directors, upon the Distribution Date (as defined therein) each right other than those rights owned by an Acquiring Person (as defined therein) will become exercisable. Each right entitles its holder, among other things, to purchase Common Shares from Tyco at a 50% discount from the market price of Common Shares on the Distribution Date.

STOCK EXCHANGE LISTING

    The Common Shares are listed on the New York Stock Exchange, the London Stock Exchange and the Bermuda Stock Exchange.

                    DESCRIPTION OF SHARE PURCHASE CONTRACTS
                            AND SHARE PURCHASE UNITS

    The Company may issue Share Purchase Contracts, including contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of Common Shares at a future date or dates. The price per Common Share may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts may be issued separately or as a part of units ("Share Purchase Units") consisting of a Share Purchase Contract and Debt Securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the Common Shares under the Share Purchase Contracts. The Share Purchase Contracts may require the Company to make periodic payments to the holders of the Share Purchase Units or vice versa, and such payments may be unsecured or prefunded on some basis. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

    The applicable Prospectus Supplement will describe the terms of any Share Purchase Contracts or Share Purchase Units. The description in the Prospectus Supplement will not purport to be complete and will be qualified in its entirety by reference to the Share Purchase Contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to such Share Purchase Contracts or Share Purchase Units.

                              PLAN OF DISTRIBUTION

    The Company may sell Securities to or through underwriters or dealers, and also may sell Securities directly to other purchasers or through agents. Each Prospectus Supplement will describe the method of distribution of the offered Securities.

    The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

    Underwriters and agents who participate in the distribution of Securities may be entitled under agreements which may be entered into by the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase offered Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                             VALIDITY OF SECURITIES

    The validity of the Securities to be sold pursuant to this Prospectus, as to matters of Bermuda law, will be passed upon for the Company by Appleby, Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel to the Company, and, as to all other matters, will be passed upon for the Company by Kramer, Levin, Naftalis & Frankel, New York, New York, counsel to the Company. Joshua M. Berman, a director and vice president of the Company, is counsel to Kramer, Levin, Naftalis & Frankel. Mr. Berman owns beneficially 68,000 Common Shares.

                                    EXPERTS

    The consolidated financial statements and financial statement schedule included in the Company's Transition Report on Form 10-K for fiscal year ended September 30, 1997 and incorporated by reference in this prospectus have been audited by Coopers & Lybrand, independent public accountants, as set forth in their report included therein. In that report, that firm states that with respect to certain subsidiaries its opinion is based on the reports of other independent public accountants, namely Coopers & Lybrand L.L.P. and Arthur Andersen LLP. The consolidated financial statements and financial statement schedule referred to above have been incorporated herein in reliance upon said reports given upon the authority of those firms as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                               ------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
                  PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary..................        S-3
The Company....................................        S-8
Use of Proceeds................................       S-18
Price Range of Common Shares and Dividends.....       S-18
Capitalization.................................       S-19
Selected Consolidated Financial Data...........       S-20
Management's Discussion and Analysis of
  Financial Condition and Operating Results....       S-23
Certain United States Federal Income, United
  Kingdom and Bermuda Tax Consequences.........       S-30
Underwriting...................................       S-34
Validity of Shares.............................       S-37
                        PROSPECTUS
Available Information..........................          2
Incorporation of Certain Information by
  Reference....................................          2
The Company....................................          4
Use of Proceeds................................          4
Ratio of Earnings to Fixed Charges.............          5
Description of Debt Securities.................          6
Description of Capital Stock...................         11
Description of Share Purchase Contracts and
  Share Purchase Units.........................         13
Plan of Distribution...........................         13
Validity of Securities.........................         14
Experts........................................         14

                               22,000,000 SHARES

                                  [TYCO LOGO]

                                 COMMON SHARES

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------

                              MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON
                                LEHMAN BROTHERS
                               J.P. MORGAN & CO.

                                 MARCH 2, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                         Alternate International

                             SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS SUPPLEMENT DATED FEBRUARY 20, 1998

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 19, 1998)
                               22,000,000 SHARES

                                  [TYCO LOGO]
                                 COMMON SHARES
                                 --------------

    All of the 22,000,000 Common Shares offered hereby are being sold by Tyco International Ltd. (the "Company"). Of the 22,000,000 Common Shares being offered hereby, 4,400,000 Common Shares are being offered for sale initially outside the United States and Canada by the International Managers and 17,600,000 Common Shares are being offered for sale initially in a concurrent offering in the United States and Canada by the U.S. Underwriters. The initial public offering price and the underwriting discount per share will be identical for both Offerings. See "Underwriting."

    The Common Shares are traded on the New York Stock Exchange under the symbol "TYC," on the London Stock Exchange under the symbol "TYI" and on the Bermuda Stock Exchange under the symbol "TYC." On March 2, 1998, the last reported sale price of the Common Shares, as reported on the New York Stock Exchange, was
$50 3/4 per share. See "Price Range of Common Shares and Dividends."
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
       PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                PRICE TO          UNDERWRITING        PROCEEDS TO
                                                                 PUBLIC           DISCOUNT(1)          COMPANY(2)
Per Common Share.........................................        $50.75              $1.40               $49.35
Total(3).................................................    $1,116,500,000       $30,800,000        $1,085,700,000

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $1,000,000.
(3) The Company has granted the International Managers and the U.S. Underwriters options to purchase up to an additional 660,000 and 2,640,000 Common Shares, respectively, in each case exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $1,283,975,000, $35,420,000 and $1,248,555,000, respectively. See "Underwriting."
                               ------------------

    The Common Shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares will be made in New York, New York, on or about March 6, 1998.
                               ------------------
MERRILL LYNCH INTERNATIONAL
                      CREDIT SUISSE FIRST BOSTON
                                             LEHMAN BROTHERS
                                                     J.P. MORGAN SECURITIES LTD.
                                  -----------

            The date of this Prospectus Supplement is March 2, 1998.

                                                         Alternate International

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company and Merrill Lynch International, Credit Suisse First Boston (Europe) Limited, Lehman Brothers International (Europe) and J.P. Morgan Securities Ltd. (the "International Managers") and concurrently with the sale of 17,600,000 Common Shares to the U.S. Underwriters (as defined below), the Company has agreed to sell to the International Managers, and each of the International Managers severally and not jointly has agreed to purchase from the Company, the number of Common Shares set forth opposite its name below:

                                                                                  NUMBER OF
              INTERNATIONAL MANAGERS                                            COMMON SHARES
                                                                               ---------------
Merrill Lynch International..................................................      1,100,000
Credit Suisse First Boston (Europe) Limited..................................      1,100,000
Lehman Brothers International (Europe).......................................      1,100,000
J.P. Morgan Securities Ltd...................................................      1,100,000
                                                                               ---------------

           Total.............................................................      4,400,000
                                                                               ---------------
                                                                               ---------------

    The Company has also entered into a U.S. purchase agreement (the "U.S. Purchase Agreement") with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Credit Suisse First Boston Corporation, Lehman Brothers Inc. and J.P. Morgan Securities Inc. (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 4,400,000 Common Shares to the International Managers pursuant to the International Purchase Agreement, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally and not jointly have agreed to purchase from the Company, an aggregate of 17,600,000 Common Shares. The initial public offering price per Common Share and the total underwriting discount per share are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

    In the International Purchase Agreement and the U.S. Purchase Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the Common Shares being sold pursuant to each such agreement if any of the Common Shares being sold pursuant to such agreement are purchased. Under certain circumstances, under the International Purchase Agreement and the U.S. Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of Common Shares to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

    The International Managers have advised the Company that the International Managers propose initially to offer the Common Shares to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $.84 per Common Share. The International Managers may allow, and such dealers may reallow, a discount not in excess of $.10 per Common Share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The Company has granted an option to the International Managers, exercisable for 30-days after the date of this Prospectus Supplement, to purchase up to an aggregate of 660,000 additional Common Shares at the initial public offering price set forth on the cover page of this Prospectus Supplement, less the underwriting discount. The International Managers may exercise this option solely to cover over-allotments, if any, made on the sale of the Common Shares offered hereby. To the extent that the International Managers exercise this option, each International Manager will be obligated, subject to certain conditions, to purchase the number of additional Common Shares proportionate to such International Manager's initial amount reflected in the foregoing table. The Company has also granted an option to the U.S. Underwriters, exercisable for 30-days after the date of this Prospectus Supplement, to purchase up to an aggregate of 2,640,000 additional Common Shares to cover over-allotments, if any, on terms similar to that granted to the International Managers.

    The Company and certain of the Company's officers have agreed, subject to certain exceptions, including exceptions relating to employee benefit arrangements, that they will not, directly or indirectly, for

                                                         Alternate International
a period of 60 days following the date of this Prospectus Supplement, except with the prior written consent of Merrill Lynch on behalf of the Underwriters,
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of the Common Shares or any securities convertible into or exchangeable or exercisable for Common Shares, whether now owned or hereafter acquired by the Company or with respect to which the Company has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise.

    The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell Common Shares to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell Common Shares will not offer to sell or sell Common Shares to persons who are U.S. or Canadian persons or to persons they believe intend to resell to persons who are U.S. or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell Common Shares will not offer to sell or sell Common Shares to non-U.S. persons or non-Canadian persons or to persons they believe intend to resell to non-U.S. persons or non-Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

    The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the International Managers and the U.S. Underwriters may be required to make in respect thereof.

    Until the distribution of the Common Shares is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Shares. As an exception to these rules, the U.S. Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Shares.

    If the Underwriters create a short position in the Common Shares in connection with the Offerings, i.e., if they sell more Common Shares than are set forth on the cover page of this Prospectus Supplement, the U.S. Underwriters may reduce that short position by purchasing Common Shares in the open market. The International Managers may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might have been in the absence of such purchases.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Certain of the Underwriters have provided from time to time, and expect to provide in the future, investment banking services to the Company, for which such Underwriters have received and will receive customary fees and commissions. In addition, from time to time, in the ordinary course of their respective businesses, certain of the Underwriters and certain of their affiliates engage and may in the future engage in commercial banking transactions with the Company. Morgan Guaranty Trust Company of New York ("MGT"), an affiliate of J.P. Morgan Securities Ltd. and J.P. Morgan Securities Inc., and Credit Suisse, an affiliate of Credit Suisse First Boston Corporation and Credit Suisse First Boston (Europe) Limited, are the agent banks and/or lenders under certain of Tyco US's credit facilities. As lenders under such credit facilities, MGT and Credit Suisse may receive in excess of 10% of the net proceeds of the Offerings. See "Use of Proceeds." Accordingly, the Offerings will be conducted in accordance with Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

                                                         Alternate International

    Each International Manager has agreed that (i) it has not offered to sell or sold, and prior to the expiration of the period of six months after the date of issue of the Common Shares, will not offer or sell any Common Shares to persons, in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995,
(ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 (the "Financial Services Act") with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of Common Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 of Great Britain or is a person to whom the documents may otherwise lawfully be issued or passed on.

    No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the Common Shares, or the possession, circulation or distribution of the Prospectus Supplement or any other material relating to the Company or Common Shares in any jurisdiction where action for that purpose is required. Accordingly, the Common Shares may not be offered or sold, directly or indirectly, and neither this Prospectus Supplement nor any other offering material or advertisement in connection with the Common Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

    Purchasers of Common Shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the initial public offering price.

                                                         Alternate International

                               VALIDITY OF SHARES

    The validity of the Common Shares offered hereby will be passed upon for the Company by Appleby, Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel of the Company. Certain other legal matters will be passed upon for the Company by M. Brian Moroze, Esq., General Counsel of Tyco US, Exeter, New Hampshire, and by Kramer, Levin, Naftalis & Frankel, 919 Third Avenue, New York, New York 10022, counsel to the Company. Mr. Moroze owns 47,640 Common Shares. Joshua M. Berman, a director and Vice President of the Company, is counsel to the law firm of Kramer, Levin, Naftalis & Frankel and owns 68,000 Common Shares. Certain legal matters will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), One New York Plaza, New York, New York 10004. Fried, Frank, Harris, Shriver & Jacobson will rely on Appleby, Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel of the Company, with respect to matters of Bermuda law.

                                                         Alternate International

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    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
    IN THE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, REFERENCES TO "DOLLARS" AND "$" ARE TO UNITED STATES DOLLARS.
                               ------------------
                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
                  PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary..................        S-3
The Company....................................        S-8
Use of Proceeds................................       S-18
Price Range of Common Shares and Dividends.....       S-18
Capitalization.................................       S-19
Selected Consolidated Financial Data...........       S-20
Management's Discussion and Analysis of
  Financial Condition and Operating Results....       S-23
Certain United States Federal Income, United
  Kingdom and Bermuda Tax Consequences.........       S-30
Underwriting...................................       S-34
Validity of Shares.............................       S-37
                        PROSPECTUS
Available Information..........................          2
Incorporation of Certain Information by
  Reference....................................          2
The Company....................................          4
Use of Proceeds................................          4
Ratio of Earnings to Fixed Charges.............          5
Description of Debt Securities.................          6
Description of Capital Stock...................         11
Description of Share Purchase Contracts and
  Share Purchase Units.........................         13
Plan of Distribution...........................         13
Validity of Securities.........................         14
Experts........................................         14

                               22,000,000 SHARES

                                  [TYCO LOGO]

                                 COMMON SHARES

                             ---------------------

                             PROSPECTUS SUPPLEMENT
                            ------------------------

                          MERRILL LYNCH INTERNATIONAL
                           CREDIT SUISSE FIRST BOSTON
                                LEHMAN BROTHERS
                          J.P. MORGAN SECURITIES LTD.

                                 MARCH 2, 1998

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